ANNUAL REPORT 2005

06033531

ARIS
P.E.
12-31-05

RECD S.E.C.
APR 1 9 2006
1086

COMING TOGETHER, DELIVERING RESULTS


TRUMP

PROCESSED
MAY 0 8 2006
THOMSON
FINANCIAL






EQUITY RESIDENTIAL

OUR MISSION

To be America's Choice for Apartment Living by being uncompromising in delivering on our commitments to our customers, employees and shareholders.

Equity Residential is a real estate investment trust that continues the multifamily real estate business founded by Samuel Zell in 1969. The company, which was taken public in August 1993, is listed on the New York Stock Exchange and is a member of the S&P 500.

As of December 31, 2005, Equity Residential owned or had an interest in 926 properties, with a total of 197,404 apartment units, in 31 states and the District of Columbia. The company has approximately 6,000 employees.

EQUITY RESIDENTIAL

2005 FINANCIAL REPORT

Dear Equity Residential Shareholder,

We are pleased to present our 2005 financial report. Equity Residential, a Maryland real estate investment trust ("REIT") formed in March 1993, is a fully integrated real estate company primarily engaged in the acquisition, development, ownership, management and operation of multifamily properties. In addition, we may acquire or develop multifamily properties specifically to convert directly into condominiums as well as upgrade and sell existing properties as individual condominiums. We may also acquire land parcels to hold and/or sell based on market opportunities. Equity Residential has elected to be taxed as a REIT.

Equity Residential is one of the largest publicly traded real estate companies and is the largest publicly traded owner of multifamily properties (based on the aggregate market value of its outstanding common shares, the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois.

We want you to be aware that Equity Residential is doing the utmost to clearly present its financial performance results to you, our investors. We trust this financial report accomplishes that goal. This years report also includes management's report on internal control over financial reporting as required under the Sarbanes Oxley Act.

Two North Riverside Plaza
Chicago, Illinois 60606

TABLE OF CONTENTS

EQUITY RESIDENTIAL
Two North Riverside Plaza
Chicago, Illinois 60606

2005 FINANCIAL REPORT

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the results of operations and financial condition of the Company should be read in connection with the Consolidated Financial Statements and Notes thereto. Due to the Company's ability to control the Operating Partnership and its subsidiaries other than entities owning interests in the Unconsolidated Properties and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary entity has been consolidated with the Company for financial reporting purposes. Capitalized terms used herein and not defined are as defined in the Notes to Consolidated Financial Statements.

Forward-looking statements in this report are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, projections and assumptions made by management. While the Company's management believes the assumptions underlying its forward-looking statements are reasonable, such information is inherently subject to uncertainties and may involve certain risks, which could cause actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Many of these uncertainties and risks are difficult to predict and beyond management's control. Forward-looking statements are not guarantees of future performance, results or events. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events. Factors that might cause such differences include, but are not limited to, the following:

- We intend to actively acquire and develop multifamily properties for rental operations and/or conversion into condominiums, as well as upgrade and sell existing properties as individual condominiums. We may underestimate the costs necessary to bring an acquired or condominium conversion property up to standards established for its intended market position or to otherwise develop a property. Additionally, we expect that other major real estate investors with significant capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development efforts. This competition may increase prices for multifamily properties or decrease the price at which we expect to sell individual condominiums. Upon conversion of properties to condominiums, we have increased our risk related to construction performed during the conversion. Condominium associations may assert that the construction performed was defective, resulting in litigation and/or settlement discussions. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. We also plan to develop more properties ourselves in addition to co-investing with our development partners for either the rental or condominium market, depending on opportunities in each sub-market. This may increase the overall level of risk associated with our developments. The total number of development units, cost of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation.

- Sources of capital to the Company or labor and materials required for maintenance, repair, capital expenditure or development are more expensive than anticipated;
- Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction of multifamily housing, slow employment growth, availability of low interest mortgages for single-family home buyers and the potential for geopolitical instability, all of which are beyond the Company's control; and
- Additional factors as discussed in Part I of the Annual Report on Form 10-K, particularly those under "Risk Factors".

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements and related uncertainties are also included in Note 5 and 11 to the Notes to Consolidated Financial Statements in this report.

Results of Operations

In conjunction with our business objectives and operating strategy, the Company has continued to invest or recycle its capital investment in apartment properties located in strategically targeted markets during the years ended December 31, 2005 and December 31, 2004. In summary, we:

Year Ended December 31, 2005:

- Acquired $2.5 billion of apartment properties consisting of forty-one properties and 12,059 units, and $138.3 million of land parcels, all of which we deem to be in our strategic targeted markets; and
- Sold $1.4 billion of apartment properties consisting of 50 properties and 12,848 units, as well as 2,241 condominium units for $593.3 million and five land parcels for $108.3 million.

Year Ended December 31, 2004:

- Acquired $900.8 million of apartment properties consisting of twenty-four properties and 6,182 units, as well as $12.4 million of land parcels; and
- Sold $787.8 million of apartment properties consisting of fifty-six properties and 14,159 units as well as 977 condominium units for $177.3 million and two land parcels for $27.9 million.

The Company's primary financial measure for evaluating each of its apartment communities is net operating income ("NOI"). NOI represents rental income less property and maintenance expense, real estate tax and insurance expense, and property management expense. The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities.

Properties that the Company owned for all of both 2005 and 2004 (the "2005 Same Store Properties"), which represented 154,854 units, impacted the Company's results of operations. Properties that the Company owned for all of both 2004 and 2003 (the "2004 Same Store Properties"), which represented 162,201 units, also impacted the Company's results of operations. Both the 2005 Same Store Properties and 2004 Same Store Properties are discussed in the following paragraphs.

The Company's acquisition, disposition, completed development and consolidation of previously unconsolidated property and variable interest entity activities also impacted overall results of operations for the years ended December 31, 2005 and 2004. The impacts of these activities are also discussed in greater detail in the following paragraphs.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

For the year ended December 31, 2005, income from continuing operations increased by approximately $34.7 million when compared to the year ended December 31, 2004. The increase in continuing operations is discussed below.

Revenues from the 2005 Same Store Properties increased $61.9 million primarily as a result of lower concessions provided residents and a slight increase in average rent per unit and occupancy rates. Expenses from the 2005 Same Store Properties increased $36.2 million primarily due to higher payroll, utility costs and real estate taxes. The following tables provide comparative revenue, expense, NOI and weighted average occupancy for the 2005 Same Store Properties:

Year 2005 vs. Year 2004
Year over Year Same-Store Results

$ in Millions – 154,854 Same-Store Units

Description	Revenues	Expenses (1)	NOI
2005	$ 1,636.7	$ 678.2	$ 958.5
2004	$ 1,574.8	$ 642.0	$ 932.8
Change	$ 61.9	$ 36.2	$ 25.7
Change	3.9%	5.6%	2.8%

(1) Year 2005 expenses exclude $11.1 million of uninsured property damage caused by Hurricane Wilma. Year 2004 expenses exclude $15.2 million of uninsured property damage caused by Hurricanes Charley, Frances, Ivan and Jeanne.

Same-Store Occupancy Statistics

Year 2005	94.1%
Year 2004	93.5%
Change	0.6%

The following table presents a reconciliation of operating income per the consolidated statements of operations to NOI for the 2005 Same Store Properties.

	Year Ended December 31,	
	2005	2004
	(Amounts in millions)	
Operating income	$ 511.9	$ 490.5
Adjustments:		
Insurance (1)	11.1	15.2
Non-same store operating results	(143.2)	(64.6)
Fee and asset management revenue	(11.1)	(11.8)
Fee and asset management expense	9.9	8.8
Depreciation	508.1	445.4
General and administrative	71.8	49.3
Same store NOI	$ 958.5	$ 932.8

(1) Hurricane property damage net of reimbursement from insurance company.

For properties that the Company acquired prior to January 1, 2005 and expects to continue to own through December 31, 2006, the Company anticipates the following same store results for the full year ending December 31, 2006:

2006 Same-Store Assumptions	
Physical Occupancy	94.5%
Revenue Change	4.75% to 5.75%
Expense Change	4.25% to 5.25%
NOI Change	4.50% to 6.50%

These 2006 assumptions are based on current expectations and are forward-looking.

Non-same store operating results increased $78.6 million and consist primarily of properties acquired in calendar years 2005 and 2004 as well as our corporate housing business.

Fee and asset management revenues, net of fee and asset management expenses, decreased by $1.7 million primarily as a result of lower income earned from Ft. Lewis and managing fewer properties for third parties and unconsolidated entities. As of December 31, 2005 and 2004, the Company managed 16,269 units and 17,988 units, respectively, for third parties and unconsolidated entities.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased by approximately $7.2 million or 9.4%. This increase is primarily attributable to higher overall payroll costs including bonuses, long-term compensation costs and an increase of the Company's match for employee 401(k) contributions.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased $62.8 million primarily as a result of additional depreciation expense on newly acquired properties and capital expenditures for all properties owned.

General and administrative expenses, which include corporate operating expenses, increased approximately $22.5 million between the periods under comparison. This increase was primarily due to higher executive compensation expense due to severance costs of $9.8 million for several executive officers, $7.9 million of additional accruals specific to performance shares for selected executive officers and a $2.5 million profit sharing accrual to be paid in the first quarter of 2006. The Company anticipates that general and administrative expenses will approximate $50.0 million for the year ending December 31, 2006. The above assumption is based on current expectations and is forward-looking.

Interest and other income from continuing operations increased approximately $59.6 million, primarily as a result of the $57.1 million in cash received for the Company's ownership interest in Rent.com, which was acquired by eBay, Inc.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $56.2 million primarily as a result of higher overall debt balances as well as higher variable interest rates. During the year ended December 31, 2005, the Company capitalized interest costs of approximately $13.7 million as compared to $14.0 million for the year ended December 31, 2004. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2005 was 6.16% as compared to 5.87% for the year ended December 31, 2004.

Income (loss) from investments in unconsolidated entities increased approximately $7.8 million between the periods under comparison. This increase is primarily the result of consolidation of properties that were previously unconsolidated in the first quarter of 2004.

Net gain on sales of unconsolidated entities decreased $3.3 million, primarily due to a decrease in the number of unconsolidated entities sold.

Net gain on sales of land parcels increased $24.8 million, primarily due to an increase in the number of land parcels sold and large gains recorded on two land parcels located in Tyson's Corner, Virginia.

Net gain on sales of discontinued operations increased approximately $379.2 million between the periods under comparison. This increase is primarily the result of higher per unit sales prices and lower real estate net book values for properties sold during the year ended December 31, 2005 as compared to the same period in 2004 as well as higher condominium sales. The Company recognized $91.6 million and $32.1 million of net incremental gain on sales of condominium units (net of provision for income taxes) for the years ended December 31, 2005 and 2004, respectively.

Discontinued operations, net, decreased approximately $24.4 million between the periods under comparison. The decrease in revenues and expenses between periods results from the timing, size and number of properties sold. Any property sold after December 31, 2004 will include a full period's results in the year ended December 31, 2004 but minimal to no results in the year ended December 31, 2005. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

For the year ended December 31, 2004, income from continuing operations decreased by approximately $5.5 million when compared to the year ended December 31, 2003 due to the reasons noted below.

Revenues from the 2004 Same Store Properties increased $14.1 million primarily as a result of lower concessions provided residents and a slight increase in occupancy rates. Expenses from the 2004 Same Store Properties increased $22.5 million primarily due to higher payroll, utility costs and real estate taxes. The following tables provide comparative revenue, expense, NOI and weighted average occupancy for the 2004 Same Store Properties:

Year 2004 vs. Year 2003
Year over Year Same-Store Results

$ in Millions – 162,201 Same-Store Units

Description	Revenues	Expenses (1)	NOI
2004	$ 1,613.5	$ 653.5	$ 960.0
2003	$ 1,599.4	$ 631.0	$ 968.4
Change	$ 14.1	$ 22.5	$ (8.4)
Change	0.9%	3.6%	(0.9%)

(1) Year 2004 expenses exclude $15.2 million of uninsured property damage caused by Hurricanes Charley, Frances, Ivan and Jeanne.

Same-Store Occupancy Statistics

Year 2004	93.3%
Year 2003	93.0%
Change	0.3%

Non-same store operating results are primarily from newly acquired properties not yet included as 2004 Same Store Properties and the consolidation of all previously unconsolidated development projects.

Fee and asset management revenues, net of fee and asset management expenses, decreased by $4.2 million primarily as a result of lower income earned from Ft. Lewis and managing fewer properties for third parties and unconsolidated entities. As of December 31, 2004 and 2003, the Company managed 17,988 units and 18,475 units, respectively, for third parties and unconsolidated entities.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased by approximately $7.0 million or 10.1%. This increase is primarily attributable to higher payroll costs, including bonuses and long-term compensation costs as well as severance costs for certain employees. In addition, the property management company experienced slightly higher costs for travel, temporary help, internal conferences and legal and professional fees.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased $62.4 million primarily as a result of the consolidation of previously unconsolidated projects and properties acquired after December 31, 2003, many of which had significantly higher per unit acquisition costs than properties previously acquired, and also due to additional depreciation on capital expenditures for all properties owned.

General and administrative expenses, which include corporate operating expenses, increased approximately $12.3 million between the periods under comparison. This increase was primarily due to the costs of consulting services rendered to increase operating efficiencies and increased litigation and internal control costs partially offset by $1.4 million of immediate expense recognition related to options granted in the first quarter of 2003 to the Company's former chief executive officer. Consulting services were contracted to enhance resident satisfaction/retention, unit pricing and expense procurement/reduction.

The Company recorded impairment charges on its technology investments of approximately $1.2 million for the year ended December 31, 2003. See Note 19 in the Notes to Consolidated Financial Statements for further discussion.

Interest and other income from continuing operations decreased approximately $6.6 million, primarily as a result of lower balances available for investments including deposits in tax deferred exchange accounts and collateral agreements related to development projects.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $12.7 million. This increase was primarily attributable to increases in mortgage and unsecured note balances and lower capitalized interest. During the year ended December 31, 2004, the Company capitalized interest costs of approximately $14.0 million as compared to $20.6 million for the year ended December 31, 2003. This capitalization of interest primarily related to equity investments in Partially Owned Properties (consolidated) engaged in development activities. The effective interest cost on all indebtedness for the year ended December 31, 2004 was 5.87% as compared to 6.36% for the year ended December 31, 2003.

Loss from investments in unconsolidated entities decreased approximately $2.8 million between the periods under comparison. This decrease is primarily the result of consolidation of properties that were previously unconsolidated, partially offset by an increase in realized losses on the settlement of derivative instruments.

Net gain on sales of discontinued operations increased approximately $7.7 million between the periods under comparison. This increase is primarily the result of an increase in the number of condominium units sold.

Discontinued operations, net, decreased approximately $53.2 million between the periods under comparison. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

For the Year Ended December 31, 2005

As of January 1, 2005, the Company had approximately $83.5 million of cash and cash equivalents and $484.6 million available under its line of credit (net of $65.4 million which was restricted/dedicated to support letters of credit and not available for borrowing). After taking into effect the various transactions discussed in the following paragraphs and the net cash provided by operating activities, the Company's cash and cash equivalents balance at December 31, 2005 was approximately $88.8 million and the amount available on the Company's revolving credit facilities was $780.8 million (net of $50.2 million which was restricted/dedicated to support letters of credit and not available for borrowing).

During the year ended December 31, 2005, the Company generated proceeds from various transactions, which included the following:

- Disposed of fifty-six properties (including various individual condominium units) and five land parcels and received net proceeds of approximately $2.0 billion;
- Obtained $496.2 million in net proceeds from the issuance of $500.0 million of ten and one-half year 5.125% fixed rate public notes;
- Obtained $280.1 million in new mortgage financing;
- Obtained $57.1 million for its ownership interest in Rent.com;
- Received $25.0 million in full redemption of 1,000,000 shares of Wellsford 8.25% Convertible Trust Preferred Securities; and
- Issued approximately 2.5 million Common Shares and received net proceeds of $63.1 million.

During the year ended December 31, 2005, the above proceeds were primarily utilized to:

- Acquire forty-one properties and seven land parcels (including one additional unit at one property) utilizing cash of $2.2 billion;
- Repay $470.4 million of mortgage loans;
- Repay $194.3 million of fixed rate public notes;
- Redeem or repurchase the Series B through F Preference Interests at a liquidation value of $146.0 million;
- Redeem the Series B Preferred Shares at a liquidation value of $125.0 million; and
- Invest $180.0 million primarily in development projects.

Depending on its analysis of market prices, economic conditions, and other opportunities for the investment of available capital, the Company may repurchase its Common Shares pursuant to its existing share buyback program authorized by the Board of Trustees. The Company did not repurchase any of its Common Shares during the year ended December 31, 2005 but did repurchase $31.5 million (719,800 shares at an average price per share of $43.76) during February 2006 to offset the issuance of 661,962 OP Units in connection with a property acquisition and to partially offset restricted shares granted in February 2006. The Company is authorized to repurchase approximately $553.5 million of additional Common Shares.

The Company's total debt summary and debt maturity schedule as of December 31, 2005, are as follows:

Debt Summary

	$ Millions (1)	Weighted Average Rate (1)
Secured	$ 3,379	5.63%
Unsecured	4,212	5.89%
Total	$ 7,591	5.76%
Fixed Rate	$ 5,700	6.32%
Floating Rate	1,891	3.75%
Total	$ 7,591	5.76%
Above Totals Include:		
Tax Exempt		
Fixed	$ 135	4.02%
Floating	629	2.95%
Total	$ 764	3.25%
Unsecured Revolving Credit Facilities	$ 769	3.80%

(1) Net of the effect of any derivative instruments.

Debt Maturity Schedule

Year	$ Millions	% of Total
2006 (1)	$ 774	10.2%
2007	389	5.1%
2008 (2)	1,175	15.5%
2009	862	11.4%
2010	264	3.5%
2011	805	10.6%
2012	537	7.1%
2013	568	7.5%
2014	505	6.6%
2015+	1,712	22.5%
Total	$ 7,591	100.0%

(1) Includes $150.0 million of 7.57% unsecured debt with a final maturity of 2026 that is putable in 2006. Also includes $215.0 million outstanding on the Company's short-term $600.0 million unsecured revolving credit facility. This facility was terminated on January 20, 2006 in conjunction with the Company's $400.0 million unsecured note issuance which closed on January 19, 2006.

(2) Includes $554.0 million outstanding on the Company's long-term unsecured revolving credit facility which matures on May 29, 2008.

As of March 1, 2006, $580.0 million in debt securities remains available for issuance by the Operating Partnership under a registration statement the SEC declared effective in June 2003 and $956.5 million in equity securities remains available for issuance by the Company under a registration statement the SEC declared effective in February 1998.

The Company's "Consolidated Debt-to-Total Market Capitalization Ratio" as of December 31, 2005 is presented in the following table. The Company calculates the equity component of its market capitalization as the sum of (i) the total outstanding Common Shares and assumed conversion of all OP Units at the equivalent market value of the closing price of the Company's Common Shares on the New York Stock Exchange; (ii) the "Common Share Equivalent" of all convertible preferred shares and preference interests/units; and (iii) the liquidation value of all perpetual preferred shares and preference interests outstanding.

Capital Structure as of December 31, 2005
(Amounts in thousands except for share and per share amounts)

Secured Debt			$ 3,379,289	45%	
Unsecured Debt			3,442,784	45%	
Lines of Credit			769,000	10%	
Total Debt			**$ 7,591,073**	**100%**	**37%**
Common Shares	289,536,344	93%			
OP Units	20,424,245	7%			
Total Shares & OP Units	309,960,589	100%			
Common Share Equivalents (see below)	1,650,760				
Total outstanding at quarter-end	311,611,349				
Common Share Price at December 31, 2005	$39.12				
			$ 12,190,236	96%	
Perpetual Preferred Equity (see below)			515,500	4%	
Total Equity			**$ 12,705,736**	**100%**	**63%**
Total Market Capitalization			**$ 20,296,809**		**100%**

Convertible Preferred Equity as of December 31, 2005
(Amounts in thousands except for share and per share amounts)

Series	Redemption Date	Outstanding Shares/Units	Liquidation Value	Annual Dividend Rate Per Share/Unit	Annual Dividend Amount	Weighted Average Rate	Conversion Ratio	Common Share Equivalents
Preferred Shares:								
7.00% Series E	11/1/98	529,096	$ 13,228	$ 1.75	$ 926		1.1128	588,778
7.00% Series H	6/30/98	34,734	868	1.75	61		1.4480	50,295
Preference Interests:								
7.625% Series H (1)	3/23/06	190,000	9,500	3.8125	724		1.5108	287,052
7.625% Series I	6/22/06	270,000	13,500	3.8125	1,029		1.4542	392,634
7.625% Series J	12/14/06	230,000	11,500	3.8125	877		1.4108	324,484
Junior Preference Units:								
8.00% Series B	7/29/09	7,367	184	2.00	15		1.020408	7,517
Total Convertible Preferred Equity		1,261,197	$ 48,780		$ 3,632	7.44%		1,650,760

Perpetual Preferred Equity as of December 31, 2005
(Amounts in thousands except for share and per share amounts)

Series	Redemption Date	Outstanding Shares/Units	Liquidation Value	Annual Dividend Rate Per Share/Unit	Annual Dividend Amount	Weighted Average Rate
Preferred Shares:						
9 1/8% Series C	9/9/06	460,000	$ 115,000	$ 22.8125	$ 10,494	
8.60% Series D	7/15/07	700,000	175,000	21.50	15,050	
8.29% Series K	12/10/26	1,000,000	50,000	4.145	4,145	
6.48% Series N	6/19/08	600,000	150,000	16.20	9,720	
Preference Interests:						
7.875% Series G (1)	3/21/06	510,000	25,500	3.9375	2,008	
Total Perpetual Preferred Equity		3,270,000	$ 515,500		$ 41,417	8.03%

(1) The Series G and H Preference Interests were called for redemption on February 10, 2006, to be effective March 21, 2006 and March 23, 2006, respectively. See Note 3 in the notes to consolidated financial statements for additional discussion.

The Company expects to meet its short-term liquidity requirements, including capital expenditures related to maintaining its existing properties and certain scheduled unsecured note and mortgage note repayments, generally through its working capital, net cash provided by operating activities and borrowings under its revolving credit facilities. The Company considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions. The Company also expects to meet its long-term liquidity requirements, such as scheduled unsecured note and mortgage debt maturities, property acquisitions, financing of construction and development activities and capital improvements through the issuance of unsecured notes and equity securities, including additional OP Units, and proceeds received from the disposition of certain properties. In addition, the Company has significant unencumbered properties available to secure additional mortgage borrowings in the event that the public capital markets are unavailable or the cost of alternative sources of capital is too high. The fair value of and cash flow from these unencumbered properties are in excess of the requirements the Company must maintain in order to comply with covenants under its unsecured notes and line of credit. Of the $16.6 billion in investment in real estate on the Company's balance sheet at December 31, 2005, $10.8 billion or 65.3%, was unencumbered.

As of March 1, 2006, the Operating Partnership has a revolving credit facility with potential borrowings of up to $1.0 billion. This facility matures in May 2008 and may, among other potential uses, be used to fund property acquisitions, costs for certain properties under development and short term liquidity requirements. As of March 1, 2006, $520.0 million was outstanding under this facility (and $54.8 million was restricted and dedicated to support letters of credit).

See Note 21 in the Notes to Consolidated Financial Statements for discussion of the events which occurred subsequent to December 31, 2005.

Capitalization of Fixed Assets and Improvements to Real Estate

Our policy with respect to capital expenditures is generally to capitalize expenditures that improve the value of the property or extend the useful life of the component asset of the property. We track improvements to real estate in two major categories and several subcategories:

- Replacements *(inside the unit)*. These include:
  - carpets and hardwood floors;
  - appliances;
  - mechanical equipment such as individual furnace/air units, hot water heaters, etc;
  - furniture and fixtures such as kitchen/bath cabinets, light fixtures, ceiling fans, sinks, tubs, toilets, mirrors, countertops, etc;
  - flooring such as vinyl, linoleum or tile; and
  - blinds/shades.

All replacements are depreciated over a five-year estimated useful life. We expense as incurred all maintenance and turnover costs such as cleaning, interior painting of individual units and the repair of any replacement item noted above.

- Building improvements (*outside the unit*). These include:
  - roof replacement and major renovations;
  - paving or major resurfacing of parking lots, curbs and sidewalks;
  - amenities and common areas such as pools, exterior sports and playground equipment, lobbies, clubhouses, laundry rooms, alarm and security systems and offices;
  - major building mechanical equipment systems;
  - interior and exterior structural repair and exterior painting and siding;
  - major landscaping and grounds improvement; and
  - vehicles and office and maintenance equipment.

All building improvements are depreciated over a five to ten-year estimated useful life. We expense as incurred all expenditures that do not improve the value of the asset or extend its useful life.

For the year ended December 31, 2005, our actual improvements to real estate totaled approximately $232.5 million. This includes the following detail (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate
For the Year Ended December 31, 2005

	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	145,305	$ 55,508	$ 382	$ 89,252	$ 614	$ 144,760	$ 996
New Acquisition Properties (3)	27,669	5,626	270	19,508	937	25,134	1,207
Other (4)	8,531	23,421		39,185		62,606	
Total	181,505	$ 84,555		$ 147,945		$ 232,500	

(1) Total units exclude 15,899 unconsolidated units.
(2) Wholly Owned Properties acquired prior to January 1, 2003.
(3) Wholly Owned Properties acquired during 2003, 2004 and 2005. Per unit amounts are based on a weighted average of 20,828 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $6.8 million included in building improvements spent on nine specific assets related to major renovations and repositioning of these assets.

For the year ended December 31, 2004, our actual improvements to real estate totaled approximately $212.2 million. This includes the following detail (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate
For the Year Ended December 31, 2004

	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	153,442	$ 57,300	$ 373	$ 95,715	$ 624	$ 153,015	$ 997
New Acquisition Properties (3)	21,762	4,026	229	10,127	576	14,153	805
Other (4)	8,727	17,868		27,135		45,003	
Total	183,931	$ 79,194		$ 132,977		$ 212,171	

(1) Total units exclude 16,218 unconsolidated units.
(2) Wholly Owned Properties acquired prior to January 1, 2002.
(3) Wholly Owned Properties acquired during 2002, 2003 and 2004. Per unit amounts are based on a weighted average of 17,577 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $6.6 million included in building improvements spent on fifteen specific assets related to major renovations and repositioning of these assets.

The Company expects to fund approximately $170.0 million for capital expenditures for replacements and building improvements for all consolidated properties, exclusive of condominium conversion properties, in 2006. This includes an average of approximately $1,000 per unit for capital improvements for established properties.

During the year ended December 31, 2005, the Company's total non-real estate capital additions, such as computer software, computer equipment, and furniture and fixtures and leasehold improvements to the Company's property management offices and its corporate offices, was approximately $17.6 million. The

Company expects to fund approximately $10.8 million in total additions to non-real estate property in 2006.

Improvements to real estate and additions to non-real estate property were funded from net cash provided by operating activities.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

See Note 11 in the Notes to Consolidated Financial Statements for additional discussion of derivative instruments at December 31, 2005.

Other

Minority Interests as of December 31, 2005 decreased by $113.4 million when compared to December 31, 2004. The primary factors that impacted this account in the Company's consolidated statements of operations and balance sheets during the year ended December 31, 2005 were:

- The redemption or repurchase of 2.9 million shares of Series B through F Preference Interests with a combined liquidation value of $146.0 million and a premium on redemption of $4.1 million (see Note 3 in the Notes to Consolidated Financial Statements for further discussion);
- Distributions declared to Minority Interests, which amounted to $36.1 million (excluding Junior Preference Unit and Preference Interest distributions);
- The allocation of income from operations to holders of OP Units in the amount of $58.5 million;
- The issuance of 956,751 OP Units valued at $33.7 million at an average price of $35.18 per unit; and
- The conversion of 1.1 million OP Units into Common Shares valued at $24.2 million at an average price of $22.29 per unit.

Total distributions paid in January 2006 amounted to $147.2 million (excluding distributions on Partially Owned Properties), which included certain distributions declared during the fourth quarter ended December 31, 2005.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has co-invested in various properties that are unconsolidated and accounted for under the equity method of accounting. Management does not believe these investments have a materially different impact upon the Company's liquidity, capital resources, credit or market risk than its property management and ownership activities. The nature and business purpose of these ventures are as follows:

- Institutional Ventures – During 2000 and 2001, the Company entered into ventures with an unaffiliated partner. At the respective closing dates, the Company sold and/or contributed 45 properties containing 10,846 units to these ventures and retained a 25% ownership interest in the ventures. The Company's joint venture partner contributed cash equal to 75% of the agreed-upon equity value of the properties comprising the ventures, which was then distributed to the Company. The Company's strategy with respect to these ventures was to reduce its concentration of properties in a variety of markets.

- Other – As of December 31, 2005, the Company has ownership interests in eleven properties containing 1,360 units acquired in a prior merger. The current weighted average ownership percentage is 11.0%. The Company's strategy with respect to these interests is either to acquire a majority ownership or sell the Company's interest.

As of December 31, 2005, the Company has six projects totaling 1,760 units in various stages of development with estimated completion dates ranging through March 31, 2008. The primary development agreements currently in place have the following key terms:

- The first development partner has the right, at any time following completion of a project subject to the agreement, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, it must agree to a sale of the project to an unrelated third party at such value. The Company's partner must exercise this right as to all projects subject to the agreement within five years after the receipt of the final certificate of occupancy on the last developed property. In connection with this development agreement, the Company has an obligation to provide up to $40.0 million in credit enhancements to guarantee a portion of the third party construction financing. As of the date of this filing, the Company had no amounts outstanding related to this credit enhancement. The Company would be required to perform under this agreement only if there was a material default under a third party construction mortgage agreement. This agreement expires no later than December 31, 2018. Notwithstanding the termination of the agreement, the Company shall have recourse against its development partner for any losses incurred.

- The second development partner has the right, at any time following completion of a project subject to the agreement, to require the Company to purchase the partners' interest in that project at a mutually agreeable price. If the Company and the partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and its partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize its partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, the Company must purchase, at the agreed-upon price, any projects remaining unsold.

- The third development partner has the exclusive right for six months following stabilization, as defined, to market a subject project for sale. Thereafter, either the Company or its development partner may market a subject project for sale. If the Company's development partner proposes the sale, the Company may elect to purchase the project at the price proposed by its partner or defer the sale until two independent appraisers appraise the project. If the two appraised values vary by more than 5%, a third appraiser will be chosen to determine the fair market value of the property. Once a value has been determined, the Company may elect to purchase the property or authorize its development partner to sell the project at the agreed-upon value.

In addition, the Company has various deal-specific development agreements with partners, the overall terms of which are similar in nature to those described above.

See Note 6 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's investments in unconsolidated entities.

The Company's guaranty of a credit enhancement agreement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project was terminated effective May 2, 2005 as the tax-exempt bonds were redeemed in full and the associated letter of credit was cancelled.

The following table summarizes the Company's contractual obligations for the next five years and thereafter as of December 31, 2005:

	Payments Due by Year (in thousands)						
Contractual Obligations	**2006**	**2007**	**2008**	**2009**	**2010**	**Thereafter**	**Total**
Debt (a)	$ 773,735	$ 389,054	$1,174,724	$ 861,529	$ 264,190	$ 4,127,841	$ 7,591,073
Operating Leases:							
Minimum Rent Payments (b)	5,920	4,556	4,404	4,245	3,725	4,908	27,758
Other Long-Term Liabilities:							
Deferred Compensation (c)	813	813	813	1,444	1,444	16,556	21,883
Total	$ 780,468	$ 394,423	$1,179,941	$ 867,218	$ 269,359	$ 4,149,305	$ 7,640,714

(a) Amounts include aggregate principal payments only. The Company paid $397,886, $348,574 and $352,391 for interest on debt, inclusive of derivative instruments, for the years ended December 31, 2005, 2004 and 2003, respectively.
(b) Minimum basic rent due for various office space the Company leases and fixed base rent due on a ground lease for one property.
(c) Estimated payments to the Company's Chairman, two former CEO's and its chief operating officer based on planned retirement dates.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 2 in the Notes to Consolidated Financial Statements. These policies were followed in preparing the consolidated financial statements at and for the year ended December 31, 2005 and are consistent with the year ended December 31, 2004.

The Company has identified six significant accounting policies as critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, management believes that the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The six critical accounting policies are:

Impairment of Long-Lived Assets, Including Goodwill

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

Depreciation of Investment in Real Estate

The Company depreciates the building component of its investment in real estate over a 30-year estimated useful life, building improvements over a 5-year to 10-year estimated useful life and both the furniture, fixtures and equipment and replacements components over a 5-year estimated useful life, all of which are judgmental determinations.

Cost Capitalization

See the *Capitalization of Fixed Assets and Improvements to Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107 and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149) requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Stock-Based Compensation

The Company elected to account for its stock-based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148), *Accounting for Stock Based Compensation*, effective in the first quarter of 2003, which resulted in compensation expense being recorded based on the fair value of the stock compensation granted.

The Company elected the "Prospective Method" which requires expensing of employee awards granted or modified after January 1, 2003. Compensation expense under all of the Company's plans is generally recognized over periods ranging from three months to five years. See Note 2 in the Notes to Consolidated Financial Statements for further discussion and comparative information regarding application of the fair value method to all outstanding employee awards.

Funds From Operations

For the year ended December 31, 2005, Funds From Operations ("FFO") available to Common Shares and OP Units increased $132.9 million, or 20.4%, as compared to the year ended December 31, 2004. For the year ended December 31, 2004, FFO available to Common Shares and OP Units increased $11.4 million, or 1.8%, as compared to the year ended December 31, 2003.

The following is a reconciliation of net income to FFO available to Common Shares and OP Units for the years ended December 31, 2005, 2004 and 2003:

Funds From Operations
(Amounts in thousands)

	Year Ended December 31,		
	2005	2004	2003
Net income	$ 861,793	$ 472,329	$ 523,311
Allocation to Minority Interests – Operating Partnership	58,514	31,228	34,658
Adjustments:			
Depreciation	508,140	445,374	383,021
Depreciation – Non-real estate additions	(5,752)	(5,574)	(7,019)
Depreciation – Partially Owned and Unconsolidated Properties	2,487	1,903	19,911
Net (gain) on sales of unconsolidated entities	(1,330)	(4,593)	(4,942)
Discontinued Operations:			
Depreciation	20,818	51,209	88,548
Net (gain) on sales of discontinued operations	(697,655)	(318,443)	(310,706)
Net incremental gain on sales of condominium units	91,611	32,054	10,280
FFO (1)(2)	838,626	705,487	737,062
Preferred distributions	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	(4,359)	-	(20,237)
FFO available to Common Shares and OP Units	$ 784,625	$ 651,741	$ 640,390

(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States (GAAP)), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property.

(2) The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company, because it is a recognized measure of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO in and of itself does not represent net income or net cash flows from operating activities in accordance with GAAP. Therefore, FFO should not be exclusively considered as an alternative to net income or to net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

Quantitative and Qualitative Disclosure about Market Risk

Market risks relating to the Company's financial instruments result primarily from changes in short-term LIBOR interest rates. The Company does not have any direct foreign exchange or other significant market risk.

The Company's exposure to market risk for changes in interest rates relates primarily to the unsecured revolving credit facilities. The Company typically incurs fixed rate debt obligations to finance acquisitions and capital expenditures, while it typically incurs floating rate debt obligations to finance working capital needs and as a temporary measure in advance of securing long-term fixed rate financing. The Company continuously evaluates its level of floating rate debt with respect to total debt and other factors, including its assessment of the current and future economic environment.

The Company also utilizes certain derivative financial instruments to limit market risk. Interest rate protection agreements are used to convert floating rate debt to a fixed rate basis or vice versa. Derivatives are used for hedging purposes rather than speculation. The Company does not enter into financial instruments for trading purposes. See also Note 11 to the Notes to Consolidated Financial Statements for additional discussion of derivative instruments.

The fair values of the Company's financial instruments (including such items in the financial statement captions as cash and cash equivalents, other assets, lines of credit, accounts payable and accrued expenses, rents received in advance and other liabilities) approximate their carrying or contract values based on their nature, terms and interest rates that approximate current market rates. The fair value of the Company's mortgage notes payable and unsecured notes were both approximately $3.6 billion at December 31, 2005.

The Company had total outstanding floating rate debt of approximately $1.9 billion, or 24.9% of total debt at December 31, 2005, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 37 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $7.1 million. If market rates of interest on all of the floating rate debt permanently decreased by 37 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $7.1 million.

At December 31, 2005, the Company had total outstanding fixed rate debt of approximately $5.7 billion, net of the effects of any derivative instruments. If market rates of interest permanently increased by 63 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $5.2 billion. If market rates of interest permanently decreased by 63 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $6.3 billion.

At December 31, 2005, the Company's derivative instruments had a net liability fair value of approximately $6.0 million. If market rates of interest permanently increased by 49 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $0.1 million. If market rates of interest permanently decreased by 49 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $11.5 million.

The Company had total outstanding floating rate debt of approximately $1.4 billion, or 21.5% of total debt at December 31, 2004, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 25 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $3.5 million. If market rates of interest on all of the floating rate debt permanently decreased by 25 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $3.5 million..

At December 31, 2004, the Company had total outstanding fixed rate debt of approximately $5.1 billion, net of the effects of any derivative instruments. If market rates of interest permanently increased by 65 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $4.6 billion. If market rates of interest permanently decreased by 65 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $5.6 billion.

At December 31, 2004, the Company's derivative instruments had a net liability fair value of approximately $7.9 million. If market rates of interest permanently increased by 40 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $13.9 million. If market rates of interest permanently decreased by 40 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $2.2 million.

These amounts were determined by considering the impact of hypothetical interest rates on the Company's financial instruments. The foregoing assumptions apply to the entire amount of the Company's debt and derivative instruments and do not differentiate among maturities. These analyses do not consider the effects of the changes in overall economic activity that could exist in such an environment. Further, in the event of changes of such magnitude, management would likely take actions to further mitigate its exposure to the changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure or results.

The Company cannot predict the effect of adverse changes in interest rates on its debt and derivative instruments and, therefore, its exposure to market risk, nor can there be any assurance that long term debt will be available at advantageous pricing. Consequently, future results may differ materially from the estimated adverse changes discussed above.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Effective as of December 31, 2005, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Equity Residential's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Company's evaluation under the framework in Internal Control – Integrated Framework, management concluded that its internal control over financial reporting was effective as of December 31, 2005. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes to the internal control over financial reporting of the Company identified in connection with the Company's evaluation referred to above that occurred during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

EQUITY RESIDENTIAL
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except for share amounts)

	December 31, 2005	December 31, 2004
ASSETS		
Investment in real estate		
Land	$ 2,848,601	$ 2,183,818
Depreciable property	13,336,636	12,350,900
Construction in progress (including land)	405,133	317,903
Investment in real estate	16,590,370	14,852,621
Accumulated depreciation	(2,888,140)	(2,599,827)
Investment in real estate, net	13,702,230	12,252,794
Cash and cash equivalents	88,828	83,505
Investments in unconsolidated entities	6,838	11,461
Rents receivable	789	1,681
Deposits – restricted	77,093	82,194
Escrow deposits – mortgage	35,225	35,800
Deferred financing costs, net	40,636	34,986
Goodwill, net	30,000	30,000
Other assets	117,306	112,854
Total assets	**$ 14,098,945**	**$ 12,645,275**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 3,379,289	$ 3,166,739
Notes, net	3,442,784	3,143,067
Lines of credit	769,000	150,000
Accounts payable and accrued expenses	108,855	87,422
Accrued interest payable	78,441	70,411
Rents received in advance and other liabilities	302,418	227,588
Security deposits	54,823	49,501
Distributions payable	145,812	142,437
Total liabilities	**8,281,422**	**7,037,165**
Commitments and contingencies		
Minority Interests:		
Operating Partnership	345,034	319,841
Preference Interests	60,000	206,000
Junior Preference Units	184	184
Partially Owned Properties	16,965	9,557
Total Minority Interests	**422,183**	**535,582**
Shareholders' equity:		
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized; 3,323,830 shares issued and outstanding as of December 31, 2005 and 4,108,658 shares issued and outstanding as of December 31, 2004	504,096	636,216
Common Shares of beneficial interest, $0.01 par value; 1,000,000,000 shares authorized; 289,536,344 shares issued and outstanding as of December 31, 2005 and 285,076,915 shares issued and outstanding as of December 31, 2004	2,895	2,851
Paid in capital	5,253,188	5,112,311
Deferred compensation	-	(18)
Distributions in excess of accumulated earnings	(350,367)	(657,462)
Accumulated other comprehensive loss	(14,472)	(21,370)
Total shareholders' equity	**5,395,340**	**5,072,528**
Total liabilities and shareholders' equity	**$ 14,098,945**	**$ 12,645,275**

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except per share data)

	Year Ended December 31, 2005	2004	2003
REVENUES			
Rental income	$ 1,943,789	$ 1,742,028	$ 1,566,065
Fee and asset management	11,148	11,796	14,956
Total revenues	1,954,937	1,753,824	1,581,021
EXPENSES			
Property and maintenance	544,495	477,605	422,212
Real estate taxes and insurance	224,400	205,173	170,181
Property management	84,307	77,093	70,051
Fee and asset management	9,852	8,814	7,797
Depreciation	508,140	445,374	383,021
General and administrative	71,799	49,299	37,025
Impairment on technology investments	-	-	1,162
Total expenses	1,442,993	1,263,358	1,091,449
Operating income	511,944	490,466	489,572
Interest and other income	68,517	8,957	15,512
Interest:			
Expense incurred, net	(384,021)	(328,289)	(316,251)
Amortization of deferred financing costs	(6,570)	(6,057)	(5,440)
Income before allocation to Minority Interests, income (loss) from investments in unconsolidated entities, net gain on sales of unconsolidated entities and land parcels and discontinued operations	189,870	165,077	183,393
Allocation to Minority Interests:			
Operating Partnership	(58,514)	(31,228)	(34,658)
Preference Interests	(7,591)	(19,420)	(20,211)
Junior Preference Units	(15)	(70)	(325)
Partially Owned Properties	801	1,787	271
Premium on redemption of Preference Interests	(4,134)	(1,117)	-
Income (loss) from investments in unconsolidated entities	470	(7,325)	(10,118)
Net gain on sales of unconsolidated entities	1,330	4,593	4,942
Net gain on sales of land parcels	30,245	5,482	-
Income from continuing operations	152,462	117,779	123,294
Net gain on sales of discontinued operations	697,655	318,443	310,706
Discontinued operations, net	11,676	36,107	89,311
Net income	861,793	472,329	523,311
Preferred distributions	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	(4,359)	-	(20,237)
Net income available to Common Shares	$ 807,792	$ 418,583	$ 426,639
Earnings per share – basic:			
Income from continuing operations available to Common Shares	$ 0.51	$ 0.32	$ 0.21
Net income available to Common Shares	$ 2.83	$ 1.50	$ 1.57
Weighted average Common Shares outstanding	285,760	279,744	272,337
Earnings per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.51	$ 0.31	$ 0.21
Net income available to Common Shares	$ 2.79	$ 1.48	$ 1.55
Weighted average Common Shares outstanding	310,785	303,871	297,041
Distributions declared per Common Share outstanding	$ 1.74	$ 1.73	$ 1.73

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amounts in thousands except per share data)

	Year Ended December 31,		
	2005	2004	2003
Comprehensive income:			
Net income	$ 861,793	$ 472,329	$ 523,311
Other comprehensive income (loss) – derivative and other instruments:			
Unrealized holding (losses) gains arising during the year	4,357	(3,707)	11,467
Equity in unrealized holding gains (losses) arising during the year – unconsolidated entities	-	3,667	7,268
Losses reclassified into earnings from other comprehensive income	2,541	2,071	1,653
Comprehensive income	$ 868,691	$ 474,360	$ 543,699

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2005	**2004**	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 861,793	$ 472,329	$ 523,311
Adjustments to reconcile net income to net cash provided by operating activities:			
Allocation to Minority Interests:			
Operating Partnership	58,514	31,228	34,658
Preference Interests	7,591	19,420	20,211
Junior Preference Units	15	70	325
Partially Owned Properties	(801)	(1,787)	(271)
Premium on redemption of Preference Interests	4,134	1,117	-
Depreciation	528,958	496,583	471,569
Amortization of deferred financing costs	7,166	7,276	6,702
Amortization of discounts and premiums on debt	(3,502)	(784)	(991)
Amortization of deferred settlements on derivative instruments	1,160	1,001	710
Impairment on technology investments	-	-	1,162
(Income) from technology investments	(57,054)	-	-
(Income) loss from investments in unconsolidated entities	(470)	7,325	10,118
Net (gain) on sales of unconsolidated entities	(1,330)	(4,593)	(4,942)
Net (gain) on sales of land parcels	(30,245)	(5,482)	-
Net (gain) on sales of discontinued operations	(697,655)	(318,443)	(310,706)
Loss on debt extinguishments	10,977	113	2,095
Unrealized loss (gain) on derivative instruments	10	249	(118)
Compensation paid with Company Common Shares	35,905	16,826	14,883
Other operating activities, net	246	(178)	(3,147)
Changes in assets and liabilities:			
Decrease (increase) in rents receivable	918	(628)	2,234
Decrease (increase) in deposits – restricted	5,829	(6,037)	4,406
(Increase) in other assets	(22,690)	(20,341)	(18,940)
Increase (decrease) in accounts payable and accrued expenses	7,334	2,844	(4,682)
Increase (decrease) in accrued interest payable	8,171	9,176	(2,851)
(Decrease) increase in rents received in advance and other liabilities	(15,952)	7,655	(170)
Increase (decrease) in security deposits	5,269	2,811	(1,247)
Net cash provided by operating activities	714,291	717,750	744,319
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate – acquisitions	(2,229,881)	(820,029)	(595,077)
Investment in real estate – development/other	(179,962)	(117,940)	(8,386)
Improvements to real estate	(232,500)	(212,171)	(181,948)
Additions to non-real estate property	(17,610)	(6,552)	(2,928)
Interest capitalized for real estate under development	(13,701)	(11,687)	-
Interest capitalized for unconsolidated entities under development	-	(2,282)	(20,647)
Proceeds from disposition of real estate, net	1,978,087	937,690	1,130,925
Proceeds from disposition of unconsolidated entities	3,533	7,940	14,136
Proceeds from refinancing of unconsolidated entities	-	-	6,708
Proceeds from technology and other investments	82,054	-	-
Investments in unconsolidated entities	(1,480)	(406,524)	(14,038)
Distributions from unconsolidated entities	3,194	26,553	20,515
(Increase) decrease in deposits on real estate acquisitions, net	(706)	58,715	(22,656)
Decrease in mortgage deposits	683	9,144	11,298

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31, 2005	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES (continued):			
Consolidation of previously Unconsolidated Properties:			
Via acquisition (net of cash acquired)	$ (62)	$ (49,183)	$ 6,879
Via FIN 46 (cash consolidated)	-	3,628	-
Acquisition of Minority Interests – Partially Owned Properties	(1,989)	(72)	(125)
Other investing activities, net	2,379	16,802	(10,628)
Net cash (used for) provided by investing activities	(607,961)	(565,968)	334,028
CASH FLOWS FROM FINANCING ACTIVITIES:			
Loan and bond acquisition costs	(12,816)	(9,696)	(6,127)
Mortgage notes payable:			
Proceeds	280,125	467,541	111,150
Lump sum payoffs	(442,786)	(469,333)	(401,951)
Scheduled principal repayments	(27,607)	(25,607)	(30,919)
Prepayment premiums/fees	(10,977)	(450)	(2,187)
Notes, net:			
Proceeds	499,435	898,014	398,816
Lump sum payoffs	(190,000)	(531,390)	(190,000)
Scheduled principal repayments	(4,286)	(4,286)	(4,480)
Lines of credit:			
Proceeds	6,291,300	1,742,000	182,000
Repayments	(5,672,300)	(1,602,000)	(312,000)
(Payments on) settlement of derivative instruments	(7,823)	(7,346)	(12,999)
Proceeds from sale of Common Shares	8,285	6,853	6,324
Proceeds from sale of Preferred Shares	-	-	150,000
Proceeds from exercise of options	54,858	79,043	68,400
Redemption of Preferred Shares	(125,000)	-	(386,989)
Redemption of Preference Interests	(146,000)	(40,000)	-
Premium on redemption of Preferred Shares	(43)	-	(8,345)
Premium on redemption of Preference Interests	(322)	-	-
Payment of offering costs	(26)	(24)	(5,304)
Contributions – Minority Interests – Partially Owned Properties	7,439	100	-
Distributions:			
Common Shares	(496,004)	(484,540)	(472,211)
Preferred Shares	(51,092)	(54,350)	(79,341)
Preference Interests	(7,763)	(19,464)	(20,211)
Junior Preference Units	(15)	(148)	(324)
Minority Interests – Operating Partnership	(35,833)	(36,446)	(38,472)
Minority Interests – Partially Owned Properties	(11,756)	(26,327)	(3,473)
Net cash (used for) financing activities	(101,007)	(117,856)	(1,058,643)
Net increase in cash and cash equivalents	5,323	33,926	19,704
Cash and cash equivalents, beginning of year	83,505	49,579	29,875
Cash and cash equivalents, end of year	$ 88,828	$ 83,505	$ 49,579

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2005	2004	2003
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest	$ 397,886	$ 348,574	$ 352,391
Cash paid during the year for income, franchise and excise taxes	$ 11,522	$ 3,074	$ 2,245
Real estate acquisitions/dispositions/other:			
Mortgage loans assumed	$ 443,478	$ 95,901	$ 89,446
Valuation of OP Units issued	$ 33,662	$ 9,087	$ 331
Mortgage loans (assumed) by purchaser	$ (35,031)	$ (29,470)	$ (53,250)
Consolidation of previously Unconsolidated Properties – Via acquisition:			
Investment in real estate	$ (5,608)	$ (960,331)	$ (111,113)
Mortgage loans assumed	$ 2,839	$ 274,818	$ 51,625
Valuation of OP Units issued	$ -	$ -	$ 4,231
Minority Interests – Partially Owned Properties	$ 59	$ 445	$ 42
Investments in unconsolidated entities	$ 1,176	$ 608,681	$ 34,942
Net other liabilities recorded	$ 1,472	$ 27,204	$ 27,152
Consolidation of previously unconsolidated properties – Via FIN 46:			
Investment in real estate	$ -	$ (548,342)	$ -
Mortgage loans consolidated	$ -	$ 294,722	$ -
Minority interests – Partially Owned Properties	$ -	$ 3,074	$ -
Investments in unconsolidated entities	$ -	$ 234,984	$ -
Net other liabilities recorded	$ -	$ 19,190	$ -
Refinancing of mortgage notes payable into notes, net	$ -	$ 130,000	$ -

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Year Ended December 31,		
	2005	2004	2003
PREFERRED SHARES			
Balance, beginning of year	$ 636,216	$ 670,913	$ 946,157
Redemption of 9 1/8% Series B Cumulative Redeemable	(125,000)	-	-
Conversion of 7.00% Series E Cumulative Convertible	(7,065)	(34,519)	(8,891)
Conversion of 7.00% Series H Cumulative Convertible	(55)	(178)	(180)
Conversion of 7.25% Series G Convertible Cumulative	-	-	(29,184)
Redemption of 7.25% Series G Convertible Cumulative	-	-	(286,989)
Redemption of 7.625% Series L Cumulative Redeemable	-	-	(100,000)
Issuance of 6.48% Series N Cumulative Redeemable	-	-	150,000
Balance, end of year	$ 504,096	$ 636,216	$ 670,913
COMMON SHARES, $0.01 PAR VALUE			
Balance, beginning of year	$ 2,851	$ 2,776	$ 2,711
Conversion of Preferred Shares into Common Shares	3	16	14
Conversion of OP Units into Common Shares	11	17	7
Exercise of share options	22	34	32
Employee Share Purchase Plan (ESPP)	3	3	3
Stock-based employee compensation expense:			
Restricted/performance shares	5	5	9
Balance, end of year	$ 2,895	$ 2,851	$ 2,776
PAID IN CAPITAL			
Balance, beginning of year	$ 5,112,311	$ 4,956,712	$ 4,844,104
Common Share Issuance:			
Conversion of Preferred Shares into Common Shares	7,117	34,681	38,241
Conversion of OP Units into Common Shares	24,185	36,903	10,896
Exercise of share options	54,836	79,009	68,368
Employee Share Purchase Plan (ESPP)	8,282	6,850	6,321
Stock-based employee compensation expense:			
Performance shares	7,697	224	334
Restricted shares	20,032	8,789	2,154
Share options	6,562	2,982	2,626
ESPP discount	1,591	1,290	1,196
Offering costs	(26)	(24)	(5,304)
Premium on redemption of Preferred Shares – original issuance costs	4,316	-	11,892
Premium on redemption of Preference Interests – original issuance costs	3,812	1,117	-
Supplemental Executive Retirement Savings Plan (SERP)	(4,177)	(8,705)	(24,661)
Adjustment for Minority Interests ownership in Operating Partnership	6,650	(7,517)	545
Balance, end of year	$ 5,253,188	$ 5,112,311	$ 4,956,712

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2005	2004	2003
DEFERRED COMPENSATION			
Balance, beginning of year	$ (18)	$ (3,554)	$ (12,118)
Amortization to compensation expense:			
Performance shares	-	88	1,150
Restricted shares	18	3,448	7,414
Balance, end of year	$ -	$ (18)	$ (3,554)
DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS			
Balance, beginning of year	$ (657,462)	$ (588,005)	$ (539,942)
Net income	861,793	472,329	523,311
Common Share distributions	(500,697)	(488,040)	(474,702)
Preferred Share distributions	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares – cash charge	(43)	-	(8,345)
Premium on redemption of Preferred Shares – original issuance costs	(4,316)	-	(11,892)
Balance, end of year	$ (350,367)	$ (657,462)	$ (588,005)
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance, beginning of year	$ (21,370)	$ (23,401)	$ (43,789)
Accumulated other comprehensive loss – derivative and other instruments:			
Unrealized holding gains (losses) arising during the year	4,357	(3,707)	11,467
Equity in unrealized holding gains arising during the year – unconsolidated entities	-	3,667	7,268
Losses reclassified into earnings from other comprehensive income	2,541	2,071	1,653
Balance, end of year	$ (14,472)	$ (21,370)	$ (23,401)

See accompanying notes

1. Business

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is a fully integrated real estate company primarily engaged in the acquisition, development, ownership, management and operation of multifamily properties. In addition, EQR may acquire or develop multifamily properties specifically to convert directly into condominiums as well as upgrade and sell existing properties as individual condominiums. EQR may also acquire land parcels to hold and/or sell based on market opportunities. EQR has elected to be taxed as a REIT.

EQR is the general partner of, and as of December 31, 2005 owned an approximate 93.4% ownership interest in, ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"). The Company is structured as an umbrella partnership REIT ("UPREIT"), under which all property ownership and business operations are conducted through the Operating Partnership and its subsidiaries. References to the "Company" include EQR, the Operating Partnership and each of the partnerships, limited liability companies and corporations controlled by the Operating Partnership and/or EQR.

As of December 31, 2005, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 926 properties in 31 states and the District of Columbia consisting of 197,404 units (table does not include various uncompleted development properties). The ownership breakdown includes:

	Properties	Units
Wholly Owned Properties	834	175,501
Partially Owned Properties (Consolidated)	35	6,004
Unconsolidated Properties	57	15,899
	926	197,404

The "Wholly Owned Properties" are accounted for under the consolidation method of accounting. The Company beneficially owns 100% fee simple title to 833 of the 834 Wholly Owned Properties. The Company owns the building and improvements and leases the land underlying the improvements under a long-term ground lease that expires in 2026 for one property. This one property is consolidated and reflected as a real estate asset while the ground lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, *Accounting for Leases*.

The "Partially Owned Properties" are controlled by the Company but have partners with minority interests and are accounted for under the consolidation method of accounting. The "Unconsolidated Properties" are partially owned but not controlled by the Company. With the exception of one property, the Unconsolidated Properties consist of investments in partnership interests and/or subordinated mortgages that are accounted for under the equity method of accounting. The remaining one property consists of an investment in a limited liability company that, as a result of the terms of the operating agreement, is accounted for as a management contract right with all fees recognized as fee and asset management revenue.

2. Summary of Significant Accounting Policies

Basis of Presentation

Due to the Company's ability as general partner to control either through ownership or by contract the Operating Partnership and its subsidiaries, other than entities that own controlling interests in the

Unconsolidated Properties and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary has been consolidated with the Company for financial reporting purposes. Effective March 31, 2004, the consolidated financial statements also include all variable interest entities for which the Company is the primary beneficiary.

The Company's mergers and acquisitions were accounted for as purchases in accordance with either Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*, or SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The fair value of the consideration given by the Company in the mergers were used as the valuation basis for each of the combinations. The accompanying consolidated statements of operations and cash flows include the results of the properties purchased through the mergers and through acquisitions from their respective closing dates.

Real Estate Assets and Depreciation of Investment in Real Estate

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio, and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company allocates the purchase price of acquired real estate to various components as follows:

- Land – Based on actual purchase price if acquired separately or market research/comparables if acquired with an operating property.
- Furniture, Fixtures and Equipment – Ranges between $1,500 and $3,000 per apartment unit acquired as an estimate of the fair value of the appliances & fixtures inside a unit. The per-unit amount applied depends on the type of apartment building acquired. Depreciation is calculated on the straight-line method over an estimated useful life of five years.
- In-Place Leases – The Company considers the value of acquired in-place leases that meet the definition outlined in SFAS No. 141, paragraph 37. The amortization period is the average remaining term of each respective in-place acquired lease.
- Other Intangible Assets – The Company considers whether it has acquired other intangible assets that meet the definition outlined in SFAS No. 141, paragraph 39, including any customer relationship intangibles. The amortization period is the estimated useful life of the acquired intangible asset.
- Building – Based on the fair value determined on an "as-if vacant" basis. Depreciation is calculated on the straight-line method over an estimated useful life of thirty years.

Replacements inside a unit such as appliances and carpeting are depreciated over a five-year estimated useful life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years. Initial direct leasing costs are expensed as incurred as such expense approximates the deferral and amortization of initial direct leasing costs over the lease terms. Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts. Any gain or loss on sale is recognized in accordance with accounting principles generally accepted in the United States.

The Company classifies real estate assets as real estate held for disposition when it is certain a property will be disposed of in accordance with SFAS No. 144 (see further discussion below).

The Company classifies properties under development and/or expansion and properties in the lease up phase (including land) as construction in progress until construction has been completed and all certificates of occupancy permits have been obtained.

Impairment of Long-Lived Assets, Including Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 prohibits the amortization of goodwill and requires that goodwill be reviewed for impairment at least annually. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS Nos. 142 and 144 were effective for fiscal years beginning after December 15, 2001. The Company adopted these standards effective January 1, 2002. See Notes 13 and 19 for further discussion.

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

For long-lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company further analyzes each individual asset for other temporary or permanent indicators of impairment. An impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset if the Company deems this difference to be permanent.

For long-lived assets to be disposed of, an impairment loss is recognized when the estimated fair value of the asset, less the estimated cost to sell, is less than the carrying amount of the asset measured at the time that the Company has determined it will sell the asset. Long-lived assets held for disposition and the related liabilities are separately reported at the lower of their carrying amounts or their estimated fair values, less their costs to sell, and are not depreciated after reclassification to real estate held for disposition.

Cost Capitalization

See the *Real Estate Assets and Depreciation of Investment in Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the Company's lines of credit and long-term financings. These costs are amortized over the terms of the related debt. Unamortized financing costs are written-off when debt is retired before the maturity date. The accumulated amortization of such deferred financing costs was $18.3 million and $18.1 million at December 31, 2005 and 2004, respectively.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), *Accounting for Derivative Instruments and Hedging Activities*, requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

On January 1, 2001, the Company adopted SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), which requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria of SFAS No. 133 is marked-to-market each period. The Company does not use derivatives for trading or speculative purposes.

The fair value of the Company's mortgage notes payable and unsecured notes were both approximately $3.6 billion at December 31, 2005. The fair values of the Company's financial instruments, other than mortgage notes payable, unsecured notes and derivative instruments, including cash and cash equivalents, lines of credit and other financial instruments, approximate their carrying or contract values. See Note 11 for further discussion of derivative instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property, for the rental of an apartment unit, are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Stock-Based Compensation

The Company elected to account for its stock-based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148), *Accounting for Stock Based Compensation*, effective in the first quarter of 2003, which resulted in compensation expense being recorded based on the fair value of the stock compensation granted.

The Company elected the "Prospective Method" which requires expensing of employee awards granted or modified after January 1, 2003. Compensation expense under all of the Company's plans is generally recognized over periods ranging from three months to five years.

The Company will adopt SFAS No. 123(R), *Share-Based Payment,* as required effective January 1, 2006. SFAS No. 123(R) will require all companies to expense stock-based compensation (such as stock options), as well as making other revisions to SFAS No. 123. As the Company began expensing all stock-based compensation effective January 1, 2003, the adoption of SFAS No. 123(R) will not have a material effect on its consolidated statements of operations or financial position.

The cost related to stock-based employee compensation included in the determination of net income for the year ended December 31, 2005 is equal to that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The cost related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2004 and December 31, 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards for the years ended December 31, 2004 and 2003 (amounts in thousands except per share amounts):

	Year Ended December 31,	
	2004	2003
Net income available to Common Shares – as reported	$ 418,583	$ 426,639
Add: Stock-based employee compensation expense included in reported net income:		
Performance shares	312	1,466
Restricted shares	12,242	9,577
Share options (1)	2,982	2,626
ESPP discount	1,290	1,196
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards:		
Performance shares	(312)	(1,466)
Restricted shares	(12,242)	(9,577)
Share options (1)	(5,385)	(6,784)
ESPP discount	(1,290)	(1,196)
Net income available to Common Shares – pro forma	$ 416,180	$ 422,481
Earnings per share:		
Basic – as reported	$ 1.50	$ 1.57
Basic – pro forma	$ 1.49	$ 1.55
Diluted – as reported	$ 1.48	$ 1.55
Diluted – pro forma	$ 1.47	$ 1.54

(1) Share options for the year ended December 31, 2003 included $1.4 million of expense recognition related to options granted in the first quarter of 2003 to the Company's former chief executive officer. These options vested immediately upon grant.

The fair value of the option grants as computed under SFAS No. 123 would be recognized over the vesting period of the options. The fair value for the Company's share options was estimated at the time the share options were granted using the Black Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	3.81%	3.03%	3.02%
Expected dividend yield	6.37%	6.52%	6.46%
Volatility	18.2%	20.0%	20.8%
Expected life of the options	6 years	5 years	5 years
Fair value of options granted	$2.64	$2.26	$1.90

The valuation method and assumptions are the same as those the Company used in accounting for option expense in its consolidated financial statements. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model is only one method of valuing options and the Company's use of this model should not be interpreted as an endorsement of its accuracy. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options and the actual value of the options may be significantly different.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations of its operating properties, no provision for federal income taxes has been made at the EQR level. Historically, the Company has generally only incurred certain state and local income, excise and franchise taxes. The Company has elected Taxable REIT Subsidiary ("TRS") status for certain of its corporate subsidiaries, primarily those entities engaged in condominium conversion and sale activities.

The Company provided for current income, franchise and excise taxes allocated as follows in the consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands):

	Year Ended December 31,		
	2005	**2004**	**2003**
General and administrative (1)	$ 4,442	$ 3,008	$ 2,582
Net gain on sales of discontinued operations (2)	8,750	-	-
Discontinued operations, net (3)	361	341	-
Provision for income, franchise and excise taxes	$ 13,553	$ 3,349	$ 2,582

(1) Primarily includes state and local income, excise and franchise taxes. In 2005, also includes $2.0 million of federal income taxes related to the sale of land parcels owned by a TRS and included in income from continuing operations.
(2) Primarily represents federal income taxes incurred on the gains on sales of condominium units owned by a TRS.
(3) Primarily represents state and local income, excise and franchise taxes on operating properties sold and included in discontinued operations.

The Company utilized approximately $43.9 million of net operating losses ("NOL") during the year ended December 31, 2005 and has no NOL carryforwards available as of January 1, 2006.

During the years ended December 31, 2005, 2004 and 2003, the Company's tax treatment of dividends and distributions were as follows:

	Year Ended December 31,		
	2005	**2004**	**2003**
Tax treatment of dividends and distributions:			
Ordinary dividends	$ 0.902	$ 1.104	$ 0.799
Qualified dividends	0.070	0.003	0.009
Pre-May 6, 2003 long-term capital gain	-	-	0.150
Post-May 5, 2003 long-term capital gain	0.669	0.432	0.315
Unrecaptured section 1250 gain	0.099	0.151	0.251
Nontaxable distributions	-	0.040	0.206
Dividends and distributions declared per Common Share outstanding	$ 1.740	$ 1.730	$ 1.730

The aggregate cost of land and depreciable property for federal income tax purposes as of December 31, 2005 and 2004 was approximately $9.4 billion and $9.3 billion, respectively.

Minority Interests

Operating Partnership: Net income is allocated to minority interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of units of limited partnership interest ("OP Units") held by the minority interests by the total OP Units held by the minority interests and EQR. Issuance of additional common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), and OP Units changes the ownership interests of both the minority interests and EQR. Such transactions and the proceeds therefrom are treated as capital transactions.

Partially Owned Properties: The Company reflects minority interests in partially owned properties on the balance sheet for the portion of properties consolidated by the Company that are not wholly owned by the Company. The earnings or losses from those properties attributable to the minority interests are reflected as minority interests in partially owned properties in the consolidated statements of operations.

Use of Estimates

In preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications considered necessary for a fair presentation have been made to the prior period financial statements in order to conform to the current year presentation. These reclassifications have not changed the results of operations or shareholders' equity.

Other

The Company adopted FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities,* as required, effective March 31, 2004. The adoption required the consolidation of all previously unconsolidated development projects. FIN No. 46 requires the Company to consolidate the assets, liabilities and results of operations of the activities of a variable interest entity, which for the Company includes only its development partnerships, if the Company is entitled to receive a majority of the entity's residual returns and/or is subject to a majority of the risk of loss from such entity's activities. Due to the March 31, 2004 effective date, the Company has only consolidated the results of operations beginning April 1, 2004. The adoption of FIN No. 46 did not have any effect on net income as the aggregate results of operations of these development properties were previously included in income (loss) from investments in unconsolidated entities.

The Company adopted the disclosure provisions of SFAS No. 150 and FSP No. FAS 150-3, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* effective December 31, 2003. SFAS No. 150 and FSP No. FAS 150-3 require the Company to make certain disclosures regarding noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150 (e.g., minority interests in consolidated limited-life subsidiaries). The Company is presently the controlling partner in various consolidated partnerships consisting of 35 properties and 6,004 units and various uncompleted development properties having a minority interest book value of $17.0 million at December 31, 2005. Some of these partnerships contain provisions that require the partnerships to be liquidated through the sale of its assets upon reaching a date specified in each respective partnership agreement. The Company, as controlling partner, has an obligation to cause the property owning partnerships to distribute proceeds of liquidation to the Minority Interests in these Partially Owned Properties only to the extent that the net proceeds received by the partnerships from the sale of its assets warrant a distribution based on the partnership agreements. As of December 31, 2005, the Company estimates the value of Minority Interest distributions would have been approximately $73.4 million ("Settlement Value") had the partnerships been liquidated. This Settlement Value is based on estimated third party consideration realized by the partnerships upon disposition of the Partially Owned Properties and is net of all other assets and liabilities, including yield maintenance on the mortgages encumbering the properties, that would have been due on December 31, 2005 had those mortgages been prepaid. Due to, among other things, the inherent uncertainty in the sale of real estate assets, the amount of any potential distribution to the Minority Interests in the Company's Partially Owned Properties is subject to change. To the extent that the partnerships' underlying assets are worth less than the underlying liabilities, the Company has no obligation to remit any consideration to the Minority Interests in Partially Owned Properties.

In June 2005, the FASB ratified the consensus in EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("Issue 04-5"), which provides guidance in determining whether a general partner controls a limited partnership. Issue 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. The adoption of Issue 04-5 by the Company is required for new or modified limited partnership arrangements effective June 30, 2005 and existing limited partnership arrangements effective January 1, 2006. Effective January 1, 2006, the Company will consolidate its Lexford syndicated portfolio consisting of 20 separate partnerships (10 properties) containing 1,272 units representing approximately $20.0 million of both net investment in real estate and mortgage notes payable at December 31, 2005. The adoption is not expected to have a material effect on the results of operations or financial position nor is it expected to have any effect on net equity or net income as the aggregate results of the aforementioned Lexford syndicated portfolio is already included in investments in unconsolidated entities and income (loss) from investments in unconsolidated entities, respectively.

In March 2005, the FASB issued FIN No. 47, *Accounting for Conditional Asset Retirement Obligations,* an interpretation of SFAS No. 143, *Asset Retirement Obligations.* A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN No. 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN No. 47 for the year ended December 31, 2005. The adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

3. Shareholders' Equity and Minority Interests

The following tables present the changes in the Company's issued and outstanding Common Shares and OP Units for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Common Shares outstanding at January 1,	285,076,915	277,643,885	271,095,481
Common Shares Issued:			
Conversion of Series E Preferred Shares	314,485	1,536,501	395,723
Conversion of Series G Preferred Shares	-	-	996,459
Conversion of Series H Preferred Shares	3,182	10,268	10,424
Employee Share Purchase Plan	286,751	275,616	289,274
Exercise of options	2,248,744	3,350,759	3,249,555
Restricted share grants, net	520,821	515,622	900,555
Conversion of OP Units	1,085,446	1,744,463	706,631
Common Shares Other:			
Common Shares other	-	(199)	(217)
Common Shares outstanding at December 31,	**289,536,344**	**285,076,915**	**277,643,885**

	2005	2004	2003
OP Units outstanding at January 1,	20,552,940	21,907,732	22,300,643
OP Units Issued:			
Acquisitions/consolidations	956,751	306,694	165,628
Conversion of Series A Junior Preference Units	-	82,977	148,092
Conversion of OP Units to Common Shares	(1,085,446)	(1,744,463)	(706,631)
OP Units Outstanding at December 31,	**20,424,245**	**20,552,940**	**21,907,732**
Total Common Shares and OP Units Outstanding at December 31,	**309,960,589**	**305,629,855**	**299,551,617**
OP Units Ownership Interest in Operating Partnership	6.6%	6.7%	7.3%
OP Units Issued:			
Acquisitions/consolidations – per unit	$35.18	$29.63	$27.54
Acquisitions/consolidations – valuation	$33.7 million	$9.1 million	$4.6 million
Conversion of Series A Junior Preference Units – per unit	-	$24.50	$24.50
Conversion of Series A Junior Preference Units – valuation	-	$2.0 million	$3.6 million

In February 1998, the Company filed and the SEC declared effective a Form S-3 Registration Statement to register $1.0 billion of equity securities. In addition, the Company carried over $272.4 million related to a prior registration statement. As of February 1, 2006, $956.5 million in equity securities remained available for issuance under this registration statement.

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Minority Interests – Operating Partnership". Subject to certain restrictions, the Minority Interests – Operating Partnership may exchange their OP Units for EQR Common Shares on a one-for-one basis.

Net proceeds from the Company's Common Share and Preferred Share (see definition below) offerings are contributed by the Company to the Operating Partnership. In return for those contributions, EQR receives a number of OP Units in the Operating Partnership equal to the number of Common Shares it has issued in the equity offering (or in the case of a preferred equity offering, a number of preference units in the Operating Partnership equal in number and having the same terms as the Preferred Shares issued in the equity offering). As a result, the net offering proceeds from Common Shares and Preferred Shares are allocated between shareholders' equity and Minority Interests – Operating Partnership to account for the change in their respective percentage ownership of the underlying equity of the Operating Partnership.

The Company's declaration of trust authorizes the Company to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (the "Preferred Shares"), with specific rights, preferences and other attributes as the Board of Trustees may determine, which may include preferences, powers and rights that are senior to the rights of holders of the Company's Common Shares.

The following table presents the Company's issued and outstanding Preferred Shares as of December 31, 2005 and 2004:

	Redemption Date (1) (2)	Conversion Rate (2)	Annual Dividend Rate per Share (3)	Amounts in thousands December 31, 2005	Amounts in thousands December 31, 2004
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized:					
9 1/8% Series B Cumulative Redeemable Preferred; liquidation value $250 per share; 0 and 500,000 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	10/15/05	N/A	(5)	$ -	$125,000
9 1/8% Series C Cumulative Redeemable Preferred; liquidation value $250 per share; 460,000 shares issued and outstanding at December 31, 2005 and December 31, 2004 (4)	9/9/06	N/A	$22.8125	115,000	115,000
8.60% Series D Cumulative Redeemable Preferred; liquidation value $250 per share; 700,000 shares issued and outstanding at December 31, 2005 and December 31, 2004 (4)	7/15/07	N/A	$21.50	175,000	175,000
7.00% Series E Cumulative Convertible Preferred; liquidation value $25 per share; 529,096 and 811,724 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	11/1/98	1.1128	$1.75	13,228	20,293
7.00% Series H Cumulative Convertible Preferred; liquidation value $25 per share; 34,734 and 36,934 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	6/30/98	1.4480	$1.75	868	923
8.29% Series K Cumulative Redeemable Preferred; liquidation value $50 per share; 1,000,000 shares issued and outstanding at December 31, 2005 and December 31, 2004	12/10/26	N/A	$4.145	50,000	50,000
6.48% Series N Cumulative Redeemable Preferred; liquidation value $250 per share; 600,000 shares issued and outstanding at December 31, 2005 and December 31, 2004 (4)	6/19/08	N/A	$16.20	150,000	150,000
				$ 504,096	$ 636,216

(1) On or after the redemption date, redeemable preferred shares (Series C, D, K and N) may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any.

(2) On or after the redemption date, convertible preferred shares (Series E & H) may be redeemed under certain circumstances at the option of the Company for cash (in the case of Series E) or Common Shares (in the case of Series H), in whole or in part, at various redemption prices per share based upon the contractual conversion rate, plus accrued and unpaid distributions, if any.

(3) Dividends on all series of Preferred Shares are payable quarterly at various pay dates. Dividend rates listed for Series C, D and N are Preferred Share rates and the equivalent Depositary Share annual dividend rates are $2.28125, $2.15 and $1.62, respectively.

(4) Series C, D and N Preferred Shares each have a corresponding depositary share that consists of ten times the number of shares and one-tenth the liquidation value and dividend rate per share.

(5) During the year ended December 31, 2005, the Company redeemed for cash all 500,000 shares of its Series B Preferred Shares with a liquidation value of $125.0 million. Additionally, the Company recorded the write-off of approximately $4.3 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

On June 19, 2003, the Company redeemed all of its outstanding Series L Cumulative Redeemable Preferred Shares at liquidation value for total cash consideration of $100.0 million. The Company did not incur any original issuance costs as these shares were issued by Merry Land & Investment Company, Inc. prior to its merger with the Company.

On June 19, 2003, the Company issued 600,000 Series N Cumulative Redeemable Preferred Shares in a public offering. The Company received $145.3 million in net proceeds from this offering after payment of the underwriters' fee.

On December 26, 2003, the Company redeemed the remaining outstanding Series G Convertible Cumulative Preferred Shares for cash consideration of $295.3 million, which included the liquidation value of $287.0 million and a cash redemption premium of $8.3 million. The Company recorded the $8.3 million cash redemption premium along with the write-off of $11.9 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

The following table presents the issued and outstanding Preference Interests as of December 31, 2005 and December 31, 2004:

(5) On February 10, 2006, the Company issued irrevocable notices to redeem for cash all 510,000 units of the Series G Preference Interests on March 21, 2006 and all 190,000 units of the Series H Preference Interests on March 23, 2006. The redemption notice on the Series H Preference Interests triggered the Accelerated Conversion Right (see above).

During the year ended December 31, 2004, the Company redeemed for cash all 800,000 units of its 8.00% Series A Cumulative Redeemable Preference Interests with a liquidation value of $40.0 million. The Company recorded approximately $1.1 million as premiums on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations.

The following table presents the Operating Partnership's issued and outstanding Junior Convertible Preference Units (the "Junior Preference Units") as of December 31, 2005 and December 31, 2004:

				Amounts in thousands	
	Redemption Date (2)	*Conversion Rate (2)*	*Annual Dividend Rate per Unit (1)*	*December 31, 2005*	*December 31, 2004*
Junior Preference Units:					
Series B Junior Convertible Preference Units; liquidation value $25 per unit; 7,367 units issued and outstanding at December 31, 2005 and December 31, 2004	07/29/09	(2)	$2.00	$ 184	$ 184
				$ 184	$ 184

(1) Dividends on the Junior Preference Units are payable quarterly at various pay dates.

(2) On or after the tenth anniversary of the issuance (the "Redemption Date"), the Series B Junior Preference Units may be converted into OP Units at the option of the Operating Partnership based on the contractual conversion rate. Prior to the Redemption Date, the holders may elect to convert the Series B Junior Preference Units to OP Units under certain circumstances based on the contractual conversion rate. The contractual rate is based upon a ratio dependent upon the closing price of EQR's Common Shares.

4. Real Estate

The following table summarizes the carrying amounts for investment in real estate (at cost) as of December 31, 2005 and 2004 *(Amounts in thousands)*:

	2005	**2004**
Land	$ 2,848,601	$ 2,183,818
Buildings and Improvements	12,583,020	11,667,787
Furniture, Fixtures and Equipment	753,616	683,113
Construction in Progress (excluding land)	166,639	160,986
Construction in Progress (land)	238,494	156,917
Real Estate	16,590,370	14,852,621
Accumulated Depreciation	(2,888,140)	(2,599,827)
Real Estate, net	$ 13,702,230	$ 12,252,794

During the year ended December 31, 2005, the Company acquired the entire equity interest in forty-one properties containing 12,059 units, inclusive of one additional unit at one existing property, and seven land parcels from unaffiliated parties for a total purchase price of $2.7 billion.

During the year ended December 31, 2005, the Company also acquired a majority interest in the remaining equity interests it did not previously own in sixteen Partially Owned Properties, all of which remain partially owned. The acquisitions were funded using $24.2 million in cash and through the

	Redemption Date (1)(2)	Conversion Rate (2)	Annual Dividend Rate per Unit (3)	Amounts in thousands December 31, 2005	December 31, 2004
Preference Interests:					
8.50% Series B Cumulative Redeemable Preference Units; liquidation value $50 per unit; 0 and 1,100,000 units issued and outstanding at December 31, 2005 and December 31, 2004, respectively	03/03/05	N/A	(4)	$ -	$ 55,000
8.50% Series C Cumulative Redeemable Preference Units; liquidation value $50 per unit; 0 and 220,000 units issued and outstanding at December 31, 2005 and December 31, 2004, respectively	03/23/05	N/A	(4)	-	11,000
8.375% Series D Cumulative Redeemable Preference Units; liquidation value $50 per unit; 0 and 420,000 units issued and outstanding at December 31, 2005 and December 31, 2004, respectively	05/01/05	N/A	(4)	-	21,000
8.50% Series E Cumulative Redeemable Preference Units; liquidation value $50 per unit; 0 and 1,000,000 units issued and outstanding at December 31, 2005 and December 31, 2004, respectively	08/11/05	N/A	(4)	-	50,000
8.375% Series F Cumulative Redeemable Preference Units; liquidation value $50 per unit; 0 and 180,000 units issued and outstanding at December 31, 2005 and December 31, 2004, respectively	05/01/05	N/A	(4)	-	9,000
7.875% Series G Cumulative Redeemable Preference Units; liquidation value $50 per unit; 510,000 units issued and outstanding at December 31, 2005 and December 31, 2004 (5)	03/21/06	N/A	$3.9375	25,500	25,500
7.625% Series H Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 190,000 units issued and outstanding at December 31, 2005 and December 31, 2004 (5)	03/23/06	1.5108	$3.8125	9,500	9,500
7.625% Series I Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 270,000 units issued and outstanding at December 31, 2005 and December 31, 2004	06/22/06	1.4542	$3.8125	13,500	13,500
7.625% Series J Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 230,000 units issued and outstanding at December 31, 2005 and December 31, 2004	12/14/06	1.4108	$3.8125	11,500	11,500
				$ 60,000	$ 206,000

(1) On or after the fifth anniversary of the respective issuance (the "Redemption Date"), all of the Preference Interests may be redeemed for cash at the option of the Company, in whole or in part, at any time or from time to time, at a redemption price equal to the liquidation preference of $50.00 per unit plus the cumulative amount of accrued and unpaid distributions, if any.

(2) On or after the tenth anniversary of the respective issuance (the "Conversion Date"), all of the Preference Interests are exchangeable at the option of the holder (in whole but not in part) on a one-for-one basis for a respective reserved series of EQR Preferred Shares. In addition, on or after the Conversion Date, the convertible Preference Interests (Series H, I & J) may be converted under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any. Prior to the Conversion Date, the convertible Preference Interests (Series H, I, & J) may be converted at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any, if the issuer has called the series for redemption (the "Accelerated Conversion Right").

(3) Dividends on all series of Preference Interests are payable quarterly on March 25th, June 25th, September 25th, and December 25th of each year.

(4) During the year ended December 31, 2005, the Company redeemed or repurchased for cash all of its Series B through F Preference Interests with a liquidation value of $146.0 million. The Company recorded approximately $4.1 million as premiums on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations, which included $3.8 million in original issuance costs and $0.3 million in cash redemption charges.

sales.

During the year ended December 31, 2004, the Company disposed of the following to unaffiliated parties (including two land parcels) (sales price in thousands):

	Properties	Units	Sales Price
Rental Properties	56	14,159	$ 787,804
Condominium Units	2	977	177,353
Land Parcels	-	-	27,855
	58	15,136	$ 993,012

The Company recognized a net gain on sales of discontinued operations of approximately $318.4 million, a net gain on sales of unconsolidated entities of approximately $4.6 million, and a net gain on sales of land parcels of approximately $5.5 million on the above sales.

5. Commitments to Acquire/Dispose of Real Estate

As of February 1, 2006, in addition to the properties that were subsequently acquired as discussed in Note 21, the Company had entered into separate agreements to acquire the following (purchase price in thousands):

	Properties/ Parcels	Units	Purchase Price
Operating Properties	7	1,768	$ 284,000
Land Parcels	4	-	84,852
Total	11	1,768	$ 368,852

As of February 1, 2006, in addition to the properties that were subsequently disposed of as discussed in Note 21, the Company had entered into separate agreements to dispose of the following (sales price in thousands):

	Properties/ Parcels	Units	Sales Price
Operating Properties	22	6,906	$ 596,119
Development Properties	1	278	116,000
Land Parcels	3	-	90,910
Total	26	7,184	$ 803,029

The closings of these pending transactions are subject to certain contingencies and conditions, therefore, there can be no assurance that these transactions will be consummated or that the final terms thereof will not differ in material respects from those summarized in the preceding paragraphs.

6. Investments in Unconsolidated Entities

The Company has co-invested in various properties with unrelated third parties which are accounted for under the equity method of accounting. The following table summarizes the Company's investments in unconsolidated entities as of December 31, 2005 (amounts in thousands except for project and unit amounts):

issuance of 614,717 OP Units valued at $20.8 million, with $43.0 million recorded as additional building basis and $2.0 million recorded as a reduction of Minority Interests – Partially Owned Properties. The Company also acquired the majority of the remaining third party equity interests it did not previously own in three properties, consisting of 211 units. The properties were previously accounted for under the equity method of accounting and subsequent to each purchase were consolidated. The Company recorded $5.6 million in investment in real estate and the following:

- Assumed $2.8 million in mortgage debt;
- Reduced investments in unconsolidated entities by $1.2 million;
- Assumed $1.5 million of other liabilities net of other assets acquired; and
- Paid cash of $0.1 million (net of cash acquired).

During the year ended December 31, 2004, the Company acquired the entire equity interest in twenty-four properties containing 6,182 units from unaffiliated parties, inclusive of four additional units at two existing properties and one land parcel, for a total purchase price of $913.2 million.

During the year ended December 31, 2004, the Company also acquired a majority interest in the remaining equity interests it did not previously own in nineteen properties and two land parcels. These properties were previously accounted for under the equity method of accounting and subsequent to each purchase were consolidated. The Company recorded $960.3 million in investment in real estate and the following:

- Assumed $274.8 million in mortgage debt;
- Recorded $0.4 million of minority interests in partially owned properties;
- Reduced investments in unconsolidated entities by $608.7 million (inclusive of $339.7 million in mortgage debt paid off prior to closing);
- Assumed $27.2 million of other liabilities net of other assets acquired; and
- Paid cash of $49.2 million (net of cash acquired).

As previously noted, the Company adopted FIN No. 46, as required, effective March 31, 2004. The adoption required the consolidation of all previously unconsolidated development projects. Accordingly, the Company consolidated five completed properties, six projects which were under development at the time and various other land parcels held for future development. The Company recorded $548.3 million in investment in real estate and the following:

- Consolidated $294.7 million in mortgage debt;
- Recorded $3.0 million of minority interests in partially owned properties;
- Reduced investments in unconsolidated entities by $235.0 million;
- Consolidated $19.2 million of other liabilities net of other assets acquired; and
- Consolidated $3.6 million of cash.

During the year ended December 31, 2005, the Company disposed of the following to unaffiliated parties (including five land parcels) (sales price in thousands):

	Properties	Units	Sales Price
Rental Properties	50	12,848	$1,351,636
Condominium Units	6	2,241	593,305
Land Parcels	-	-	108,280
	56	15,089	$2,053,221

The Company recognized a net gain on sales of discontinued operations of approximately $697.7 million (amount is net of $8.8 million of income taxes incurred on condominium sales – see additional discussion in Note 2) and a net gain on sales of land parcels of approximately $30.2 million on the above billion at December 31, 2005 and 2004, respectively.

Aggregate payments of principal on mortgage notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2006	$ 354,521
2007	234,965
2008	490,882
2009	566,651
2010	263,963
Thereafter	1,468,307
Total	$3,379,289

As of December 31, 2004, the Company had outstanding mortgage indebtedness of approximately $3.2 billion.

During the year ended December 31, 2004, the Company:

- Repaid $494.9 million of mortgage loans;
- Assumed $665.4 million of mortgage debt on certain properties in connection with their acquisitions and/or consolidations;
- Obtained $467.5 million of mortgage loans on certain properties;
- Was released from $29.5 million of mortgage debt assumed by the purchaser on disposed properties; and
- Refinanced $130.0 million of mortgage notes and obtained the release of the property as collateral for the loan; therefore the loan was reclassified to notes, net.

As of December 31, 2004, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through January 1, 2035. At December 31, 2004, the interest rate range on the Company's mortgage debt was 1.89% to 12.465%. During the year ended December 31, 2004, the weighted average interest rate on the Company's mortgage debt was 5.46%.

9. Notes

The following tables summarize the Company's unsecured note balances and certain interest rate and maturity date information as of and for the years ended December 31, 2005 and 2004, respectively:

December 31, 2005 *(Amounts are in thousands)*	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public Notes	$ 3,331,394	4.75% - 7.625%	6.13%	2006 - 2026
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.06%	2028 - 2029
Totals	$ 3,442,784			

	Institutional Joint Ventures	Lexford/ Other	Totals
Total projects	45	11	56 (1)
Total units	10,846	1,360	12,206 (1)
Company's ownership percentage	25.0%	11.0%	
Company's share of outstanding debt (2)	$ 121,200	$ 2,602	$ 123,802

(1) Totals exclude Fort Lewis Military Housing consisting of one property and 3,693 units, which is not accounted for under the equity method of accounting, but is included in the Company's property/unit counts at December 31, 2005.

(2) All debt is non-recourse to the Company.

7. Deposits - Restricted

The following table presents the deposits – restricted as of December 31, 2005 and 2004 (amounts in thousands):

	December 31, 2005	December 31, 2004
Collateral enhancement for partially owned development loans	$ -	$ 12,000
Tax–deferred (1031) exchange proceeds	853	-
Earnest money on pending acquisitions	15,120	3,267
Resident security, utility and other	61,120	66,927
Totals	$ 77,093	$ 82,194

8. Mortgage Notes Payable

As of December 31, 2005, the Company had outstanding mortgage indebtedness of approximately $3.4 billion.

During the year ended December 31, 2005, the Company:

- Repaid $470.4 million of mortgage loans;
- Assumed/consolidated $446.3 million of mortgage debt on certain properties in connection with their acquisitions and/or consolidations;
- Obtained $280.1 million of mortgage loans on certain properties; and
- Was released from $35.0 million of mortgage debt assumed by the purchaser on disposed properties.

As of December 31, 2005, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through February 1, 2041. At December 31, 2005, the interest rate range on the Company's mortgage debt was 3.35% to 12.465%. During the year ended December 31, 2005, the weighted average interest rate on the Company's mortgage debt was 5.63%.

The historical cost, net of accumulated depreciation, of encumbered properties was $4.8 billion and $4.4

December 31, 2004 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public Notes	$ 3,031,677	4.75% - 7.75%	6.25%	2005 - 2026
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.07%	2028 - 2029
Totals	$ 3,143,067			

The Company's unsecured public debt contains certain financial and operating covenants including, amoung other things, maintenance of certain financial ratios. The Company was in compliance with its unsecured public debt covenants for both the years ended December 31, 2005 and 2004.

In June 2003, the Operating Partnership filed and the SEC declared effective a Form S-3 registration statement to register $2.0 billion of debt securities. In addition, the Operating Partnership carried over $280.0 million related to a prior registration statement. As of February 1, 2006, $580.0 million in debt securities remained available for issuance under this registration statement.

In January 2006, the Company issued $400.0 million of ten and one-half year 5.375% fixed rate public notes, receiving net proceeds of $395.5 million.

During the year ended December 31, 2005, the Company:

- Issued $500.0 million of ten and one-half year 5.125% fixed-rate public notes, receiving net proceeds of $496.2 million;
- Had $300.0 million in fixed rate public notes remarketed as originally contemplated in a remarketing agreement entered into in connection with the original issuance of the notes, with the interest rate changing from 6.63% to 6.584% effective April 14, 2005 (notes still mature on April 13, 2015);
- Repaid $190.0 million of fixed-rate public notes at maturity; and
- Repaid $4.3 million of other unsecured notes.

During the year ended December 31, 2004, the Company:

- Issued $300.0 million of five-year 4.75% fixed-rate public notes, receiving net proceeds of $296.8 million;
- Issued $500.0 million of ten-year 5.25% fixed rate public notes, receiving net proceeds of $496.1 million;
- Repaid $415.0 million of fixed rate public notes at maturity;
- Repaid $20.7 million of other unsecured notes; and
- Obtained an unsecured floating rate loan with a total commitment of $300.0 million and an initial borrowing of $100.0 million on July 15, 2004. This loan was paid off in full and terminated on September 14, 2004.

Aggregate payments of principal on unsecured notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2006 (1)	$ 204,214
2007	154,089
2008	129,842
2009	294,878
2010	227
Thereafter	2,659,534
Total	$ 3,442,784

(1) Includes $150.0 million of 7.57% unsecured debt with a final maturity of 2026 that is putable in 2006.

10. Lines of Credit

On April 1, 2005, the Operating Partnership obtained a new three-year $1.0 billion unsecured revolving credit facility maturing on May 29, 2008, and terminated the $700.0 million credit facility that was scheduled to expire in May 2005. The Operating Partnership has the ability to increase available borrowings up to $500.0 million under certain circumstances. Advances under the new facility bear interest at variable rates based upon LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating or based on bids received from the lending group. EQR has guaranteed the Operating Partnership's credit facility up to the maximum amount and for the full term of the facility.

On August 30, 2005, the Operating Partnership obtained a new one-year $600.0 million revolving credit facility maturing on August 29, 2006. Advances under the new facility bore interest at variable rates based on LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating. EQR guaranteed this credit facility up to the maximum amount and for its full term. This credit facility was repaid in full and terminated on January 20, 2006.

As of December 31, 2005 and 2004, $769.0 million and $150.0 million, respectively, was outstanding and $50.2 million and $65.4 million, respectively, was restricted (dedicated to support letters of credit and not available for borrowing) on the credit facilities. During the years ended December 31, 2005 and 2004, the weighted average interest rate was 3.80% and 1.73%, respectively.

11. Derivative Instruments

The following table summarizes the consolidated derivative instruments at December 31, 2005 (dollar amounts are in thousands):

	Fair Value Hedges (1)	Forward Starting Swaps (2)	Development Cash Flow Hedges (3)
Current Notional Balance	$ 370,000	$ 300,000	$ 36,178
Lowest Possible Notional	$ 370,000	$ 300,000	$ 18,568
Highest Possible Notional	$ 370,000	$ 300,000	$ 65,739
Lowest Interest Rate	3.245%	4.435%	3.310%
Highest Interest Rate	3.787%	4.589%	4.530%
Earliest Maturity Date	2009	2016	2006
Latest Maturity Date	2009	2017	2007
Estimated Asset (Liability) Fair Value	$ (15,730)	$ 9,618	$ 89

(1) Fair Value Hedges – Converts outstanding fixed rate debt to a floating interest rate.
(2) Forward Starting Swaps – Designed to partially fix the interest rate in advance of a planned future debt issuance.
(3) Development Cash Flow Hedges – Converts outstanding floating rate debt to a fixed interest rate.

On December 31, 2005, the net derivative instruments were reported at their fair value as other assets of approximately $9.7 million and as other liabilities of approximately $15.7 million. As of December 31, 2005, there were approximately $14.8 million in deferred losses, net, included in accumulated other comprehensive loss. Based on the estimated fair values of the net derivative instruments at December 31, 2005, the Company may recognize an estimated $3.1 million of accumulated other comprehensive loss as additional interest expense during the twelve months ending December 31, 2006.

During the year ended December 31, 2005, the Company paid approximately $7.8 million to terminate eight forward starting swaps in conjunction with the issuance of $500.0 million of ten and one-half year unsecured notes. The $7.8 million has been deferred and will be recognized as additional interest expense over the life of the unsecured notes.

In January 2006, the Company received approximately $10.7 million to terminate six forward starting swaps in conjunction with the issuance of $400.0 million of ten and one-half year unsecured notes. The $10.7 million has been deferred and will be recognized as a reduction of interest expense over the life of the unsecured notes.

12. Earnings Per Share

The following tables set forth the computation of net income per share – basic and net income per share – diluted:

	Year Ended December 31,		
	2005	2004	2003
	(Amounts in thousands except per share amounts)		
Numerator for net income per share – basic:			
Income from continuing operations	$ 152,462	$ 117,779	$ 123,294
Preferred distributions	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	(4,359)	-	(20,237)
Allocation of Minority Interests – Operating Partnership to discontinued operations	47,880	24,606	30,041
Income from continuing operations available to Common Shares, net of allocation of Minority Interests – Operating Partnership	146,341	88,639	56,663
Net gain on sales of discontinued operations, net of allocation of Minority Interests – Operating Partnership	650,563	296,343	287,372
Discontinued operations, net of allocation of Minority Interests – Operating Partnership	10,888	33,601	82,604
Numerator for net income per share – basic	$ 807,792	$ 418,583	$ 426,639
Numerator for net income per share – diluted:			
Income from continuing operations	$ 152,462	$ 117,779	$ 123,294
Preferred distributions	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	(4,359)	-	(20,237)
Effect of dilutive securities:			
Allocation to Minority Interests – Operating Partnership	58,514	31,228	34,658
Income from continuing operations available to Common Shares	156,975	95,261	61,280
Net gain on sales of discontinued operations	697,655	318,443	310,706
Discontinued operations, net	11,676	36,107	89,311
Numerator for net income per share – diluted	$ 866,306	$ 449,811	$ 461,297
Denominator for net income per share – basic and diluted:			
Denominator for net income per share – basic	285,760	279,744	272,337
Effect of dilutive securities:			
OP Units	20,819	20,939	22,186
Share options/restricted shares	4,206	3,188	2,518
Denominator for net income per share – diluted	310,785	303,871	297,041
Net income per share – basic	$ 2.83	$ 1.50	$ 1.57
Net income per share – diluted	$ 2.79	$ 1.48	$ 1.55

	Year Ended December 31,		
	2005	2004	2003
	(Amounts in thousands)		
REVENUES			
Rental income	$ 94,121	$ 199,587	$ 345,428
Total revenues	94,121	199,587	345,428
EXPENSES (1)			
Property and maintenance	38,373	70,782	115,447
Real estate taxes and insurance	13,348	24,284	37,913
Property management	389	629	232
Depreciation	20,818	51,209	88,548
General and administrative	361	341	-
Total expenses	73,289	147,245	242,140
Discontinued operating income	20,832	52,342	103,288
Interest and other income	1,293	184	283
Interest (2):			
Expense incurred, net	(9,853)	(15,200)	(12,998)
Amortization of deferred financing costs	(596)	(1,219)	(1,262)
Discontinued operations, net	$ 11,676	$ 36,107	$ 89,311

(1) Includes expenses paid in the current period for properties sold in prior periods related to the Company's period of ownership.

(2) Interest only includes interest expense specific to secured mortgage notes payable for properties sold.

For the properties sold during 2005 (excluding condominium conversion properties), the investment in real estate, net of accumulated depreciation, and the mortgage notes payable balances at December 31, 2004 were $805.2 million and $111.8 million, respectively.

The net real estate basis of the Company's condominium conversion properties and land parcels owned by the TRS, which were included in investment in real estate, net in the consolidated balance sheets, was $276.8 million and $335.5 million at December 31, 2005 and 2004, respectively.

14. Share Incentive Plans

On May 15, 2002, the shareholders of EQR approved the Company's 2002 Share Incentive Plan. The maximum aggregate number of awards that may be granted under this plan may not exceed 7.5% of the Company's outstanding Common Shares calculated on a "fully diluted" basis and determined annually on the first day of each calendar year. As of January 1, 2006, this amount equaled 23,370,851, of which 15,421,477 is available for future issuance. No awards may be granted under the 2002 Share Incentive Plan after February 20, 2012.

Pursuant to the 2002 Share Incentive Plan and the Fifth Amended and Restated 1993 Share Option and Share Award Plan (collectively the "Share Incentive Plans"), officers, trustees, key employees and consultants of the Company may be offered the opportunity to acquire Common Shares through the grant of share options ("Options") including non-qualified share options ("NQSOs"), incentive share options ("ISOs") and share appreciation rights ("SARs"), or may be granted restricted or non-restricted shares. Additionally, officers and key employees of the Company may be awarded Common Shares, subject to conditions and

	Year Ended December 31,		
	2005	2004	2003
	(Amounts in thousands except per share amounts)		
Net income per share – basic:			
Income from continuing operations available to Common Shares	$ 0.512	$ 0.317	$ 0.208
Net gain on sales of discontinued operations	2.277	1.059	1.055
Discontinued operations, net	0.038	0.120	0.303
Net income per share – basic	$ 2.827	$ 1.496	$ 1.566
Net income per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.505	$ 0.313	$ 0.206
Net gain on sales of discontinued operations	2.245	1.048	1.046
Discontinued operations, net	0.038	0.119	0.301
Net income per share – diluted	$ 2.788	$ 1.480	$ 1.553

Convertible preferred shares/units that could be converted into 1,772,048, 3,215,472 and 14,745,904 weighted average Common Shares for the years ended December 31, 2005, 2004 and 2003, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effects would be anti-dilutive.

For additional disclosures regarding the employee share options and restricted shares, see Notes 2 and 14.

13. Discontinued Operations

The Company has presented separately as discontinued operations in all periods the results of operations for all consolidated assets disposed of on or after January 1, 2002 (the date of adoption of SFAS No. 144) and all operations related to condominium conversion properties effective upon their respective transfer into a TRS.

The components of discontinued operations are outlined below and include the results of operations for the respective periods that the Company owned such assets during each of the years ended December 31, 2005, 2004, and 2003.

If the Company's Average Annual Return exceeds the T-Note Rate by:	Less than 0.99%	1-1.99%	2%	3%	4%	5%	6%	Greater than 7%
Then the executive officer will receive Common Shares equal to the target number of awards times the following %:	0%	50%	100%	115%	135%	165%	190%	225%

If the Company's Average Annual Return exceeds the T-Note Rate by an amount which falls between any of the percentages in excess of the 2% threshold, the performance-based award will be determined by extrapolation between the two percentages. Fifty percent of the Common Shares to which an executive officer may be entitled under the performance share grants will vest, subject to the executive's continued employment with the Company, on the third anniversary of the award (which will be the date the Common Shares are issued); twenty-five percent will vest on the fourth anniversary and the remaining twenty-five percent will vest on the fifth anniversary. The Common Shares will also fully vest upon the executive's death, retirement at or after age 62, disability or upon a change in control of the Company.

The following table summarizes information regarding both the restricted and performance-based share plans for the three years ended December 31, 2005, 2004 and 2003:

			Compensation Expense		
Year	Restricted/ Performance Share Awards Granted, Net of Cancellations	Weighted Average Grant Price	General and Administrative (1)	Property Management	Dividends Incurred
2005	520,821	$31.88	$23.6 million	$5.6 million	$2.7 million
2004	515,622	$29.28	$6.4 million	$6.1 million	$2.5 million
2003	900,555	$23.58	$6.0 million	$5.1 million	$2.5 million

(1) 2005 amount includes $8.9 million of additional one-time expenses related to restricted/performance shares for Bruce W. Duncan and Edward Geraghty. See Note 21 for further discussion.

For the years ended December 31, 2005, 2004 and 2003, the Company recorded compensation expense of $6.8 million, $3.0 million and $2.6 million, respectively, related to Options.

The Company elected to account for its stock-based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148), *Accounting for Stock Based Compensation*, effective in the first quarter of 2003, which resulted in compensation expense being recorded based on the fair value of the stock compensation granted.

Compensation expense related to restricted and performance-based share grants was previously recognized in accordance with APB No. 25. The adoption of SFAS No. 123 does not significantly change the amount of compensation expense recognized for these grants.

See Note 2 for additional information regarding the Company's stock-based compensation.

restrictions as described in the Share Incentive Plans. Finally, certain executive officers of the Company are subject to the Company's performance based restricted share plan. Options, SARs, restricted shares and performance shares are sometimes collectively referred to herein as "Awards".

The Options generally are granted at the fair market value of the Company's Common Shares at the date of grant, vest over a three year period, are exercisable upon vesting and expire ten years from the date of grant. The exercise price for all Options under the Share Incentive Plans shall not be less than the fair market value of the underlying Common Shares at the time the Option is granted. The Fifth Amended and Restated 1993 Share Option and Share Award Plan will terminate at such time as all outstanding Awards have expired or have been exercised/vested. The Board of Trustees may at any time amend or terminate the Share Incentive Plans, but termination will not affect Awards previously granted. Any Options which had vested prior to such a termination would remain exercisable by the holder thereof.

As to the Options that have been granted through December 31, 2005, generally, one-third are exercisable one year after the initial grant, one-third are exercisable two years following the date such Options were granted and the remaining one-third are exercisable three years following the date such Options were granted.

As to the restricted shares that have been awarded through December 31, 2005, these shares generally vest three years from the award date. During the three-year period of restriction, the employee receives quarterly dividend payments on their shares. The Company's unvested restricted shareholders receive dividends at the same rate and on the same date as any other Common Share holder. In addition, the Company's unvested restricted shareholders have the same voting rights as any other Common Share holder. As a result, dividends paid on unvested restricted shares are included as a distribution in excess of accumulated earnings and have not been considered in reducing net income available to Common Shares in a manner similar to the Company's preferred share dividends for the earnings per share calculation. If employment is terminated prior to the lapsing of the restriction, the shares are canceled.

In addition, each year selected executive officers of the Company receive performance-based awards. The executive officers have the opportunity to earn in Common Shares an amount as little as 0% to as much as 225% of the target number of performance-based awards. The owners of performance-based awards have no right to vote, receive dividends or transfer the awards until Common Shares are issued in exchange for the awards. The number of Common Shares the executive officer actually receives on the third anniversary of the grant date will depend on the excess, if any, by which the Company's Average Annual Return (i.e., the average of the Common Share dividends declared during each year as a percentage of the Common Share price as of the first business day of the first performance year and the average percentage increase in funds from operations ("FFO") for each calendar year on a per share basis over the prior year) for the three performance years exceeds the average of the 10-year Treasury Note interest rate as of the first business day in January of each performance year (the "T-Note Rate").

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$8.00 to $12.00	554	1.0	$10.87	554	$10.87
$12.01 to $16.00	1,400	0.1	$15.19	1,400	$15.19
$16.01 to $20.00	30,000	0.4	$16.38	30,000	$16.38
$20.01 to $24.00	2,573,936	5.0	$22.14	1,985,156	$21.73
$24.01 to $28.00	3,983,965	4.8	$26.59	3,983,965	$26.59
$28.01 to $32.00	3,918,962	8.5	$30.60	855,639	$30.30
$32.01 to $36.00	24,627	8.7	$32.29	8,208	$32.29
$36.01 to $40.00	39,299	9.6	$37.93	-	-
$8.00 to $40.00	10,572,743	6.2	$27.02	6,864,922	$25.60

As of December 31, 2004 and 2003, 6,851,442 Options (with a weighted average exercise price of $24.47) and 8,274,915 Options (with a weighted average exercise price of, $23.86) were exercisable, respectively.

15. Employee Plans

The Company established an Employee Share Purchase Plan (the "ESPP") to provide employees and trustees the ability to annually acquire up to $100,000 of Common Shares of the Company. In 2003, the Company's shareholders approved an increase in the aggregate number of Common Shares available under the ESPP to 7,000,000 (from 2,000,000). The Company has 4,484,186 Common Shares available for purchase under the ESPP at December 31, 2005. The Common Shares may be purchased quarterly at a price equal to 85% of the lesser of: (a) the closing price for a share on the last day of such quarter; and (b) the greater of: (i) the closing price for a share on the first day of such quarter, and (ii) the average closing price for a share for all the business days in the quarter. The following table summarizes information regarding the Common Shares issued under the ESPP:

	Year Ended December 31,		
	2005	2004	2003
	(Amounts in thousands except share and per share amounts)		
Shares issued	286,751	275,616	289,274
Issuance price ranges	$27.89 – $32.27	$23.35 – $27.39	$20.64 – $24.74
Issuance proceeds	$8,285	$6,853	$6,324

The Company established a defined contribution plan (the "401(k) Plan") to provide retirement benefits for employees that meet minimum employment criteria. The Company matches dollar for dollar up to the first 3% of eligible compensation that a participant contributes to the 401(k) Plan (2% for 2004 and 2003). Participants are vested in the Company's contributions over five years. The Company made contributions in the amount of $1.7 million and $1.5 million for the years ended December 31, 2004 and 2003,

The table below summarizes the Option activity of the Share Incentive Plans and options assumed in connection with mergers (the "Merger Options") for the three years ended December 31, 2005, 2004 and 2003:

	Common Shares Subject to Options	Weighted Average Exercise Price Per Option
Balance at December 31, 2002	12,818,815	$23.63
Options granted (1993 plan)	665,304	$23.55
Options granted (2002 plan)	2,217,124	$23.59
Options exercised (1993 plan)	(2,696,110)	$20.61
Options exercised (2002 plan)	(500,000)	$23.55
Merger Options exercised	(52,995)	$19.55
Options canceled (1993 plan)	(324,298)	$25.08
Options canceled (2002 plan)	(42,242)	$23.55
Balance at December 31, 2003	12,085,598	$24.27
Options granted (2002 plan)	2,254,570	$29.33
Options exercised (1993 plan)	(2,920,057)	$23.75
Options exercised (2002 plan)	(423,866)	$23.55
Merger Options exercised	(6,836)	$20.14
Options canceled (1993 plan)	(90,436)	$23.44
Options canceled (2002 plan)	(79,751)	$28.02
Balance at December 31, 2004	10,819,222	$25.48
Options granted (2002 plan)	2,235,268	$31.91
Options exercised (1993 plan)	(1,630,321)	$23.44
Options exercised (2002 plan)	(611,943)	$26.31
Merger Options exercised	(6,480)	$18.10
Options canceled (1993 plan)	(27,677)	$24.53
Options canceled (2002 plan)	(205,326)	$30.32
Balance at December 31, 2005	10,572,743	$27.02

The following table summarizes information regarding options outstanding at December 31, 2005:

was a trustee through May 2004). Amounts incurred for such office space were approximately $0.2 million for both the years ended December 31, 2004 and 2003.

18. Commitments and Contingencies

The Company, as an owner of real estate, is subject to various Federal, state and local environmental laws. Compliance by the Company with existing laws has not had a material adverse effect on the Company. However, the Company cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

The Company tried a class action lawsuit in Palm Beach County, Florida during the last week of August of 2004 which challenged the assessment and collection of certain lease termination fees. The case has been settled, subject to court approval. The Company will pay $1.7 million into a class fund, $1.629 million of which was previously accrued during 2004. In addition, the Company will pay $325,000 to reimburse class counsel for its out of pocket expenses, plus $2.55 million in attorney's fees. Costs of claims administration will be approximately $100,000. An accrual for these additional potential payments was recorded in the fourth quarter of 2005. Preliminary court approval of the settlement was obtained in February 2006 and final judgment is expected in the second quarter of 2006.

The Company does not believe there is any other litigation pending or threatened against the Company which, individually or in the aggregate, reasonably may be expected to have a material adverse effect on the Company.

During the year ended December 31, 2004, the Company established a reserve and recorded a corresponding expense of $15.2 million in estimated uninsured property damage at certain of its properties primarily located in Florida caused by Hurricanes Charley, Frances, Ivan and Jeanne (included in rents received in advance and other liabilities and real estate taxes and insurance expense on the consolidated balance sheets and statements of operations, respectively). The entire reserve had been spent for hurricane related repairs through December 31, 2005.

During the year ended December 31, 2005, the Company established a reserve and recorded a corresponding expense of $11.1 million, net of $8.1 million of insurance receivables, for estimated uninsured property damage at certain of its properties caused by Hurricane Wilma. The receivable of $8.1 million and the reserve of $19.2 million are included in other assets and rents received in advance and other liabilities, respectively, on the consolidated balance sheets. The expense of $11.1 million is included in real estate taxes and insurance expense in the consolidated statements of operations.

As of December 31, 2005, the Company has six projects totaling 1,760 units in various stages of development with estimated completion dates ranging through March 31, 2008. The primary development agreements currently in place have the following key terms:

- The first development partner has the right, at any time following completion of a project subject to the agreement, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, the Company must agree to a sale of the project to an unrelated third party at such value. The Company's partner must exercise this right as to all projects subject to the agreement within five years after the receipt of the final certificate of occupancy on the last developed property. In connection with this development agreement, the Company has an obligation to provide up to $40.0 million in credit enhancements to guarantee a portion of the third party construction financing. As of February 1, 2006, the Company did not have any amounts outstanding related to this credit enhancement. The Company would be required to perform under this agreement only if there was a material default under a third party construction mortgage agreement. This agreement expires no later than December 31, 2018. Notwithstanding the termination of the agreement, the Company shall have recourse against its respectively, and expects to make contributions in the amount of approximately $3.5 million for the year ended December 31, 2005.

The Company may also elect to make an annual discretionary profit-sharing contribution as a percentage of each individual employee's eligible compensation under the 401(k) Plan. The Company expects to make contributions in the amount of approximately $2.6 million for the year ended December 31, 2005. The Company did not make a contribution for the years ended December 31, 2004 or 2003.

The Company established a supplemental executive retirement savings plan (the "SERP") to provide certain officers and trustees an opportunity to defer a portion of their eligible compensation in order to save for retirement. The SERP is restricted to investments in Company Common Shares, certain marketable securities that have been specifically approved, and cash equivalents. The deferred compensation liability represented in the SERP and the securities issued to fund such deferred compensation liability are consolidated by the Company and carried on the Company's balance sheet, and the Company's Common Shares held in the SERP are accounted for as a reduction to paid in capital.

16. Distribution Reinvestment and Share Purchase Plan

On November 3, 1997, the Company filed with the SEC a Form S-3 Registration Statement to register 14,000,000 Common Shares pursuant to a Distribution Reinvestment and Share Purchase Plan (the "DRIP Plan"). The registration statement was declared effective on November 25, 1997. The Company has 11,571,446 Common Shares available for issuance under the DRIP Plan at December 31, 2005.

The DRIP Plan provides holders of record and beneficial owners of Common Shares and Preferred Shares with a simple and convenient method of investing cash distributions in additional Common Shares (which is referred to herein as the "Dividend Reinvestment – DRIP Plan"). Common Shares may also be purchased on a monthly basis with optional cash payments made by participants in the DRIP Plan and interested new investors, not currently shareholders of the Company, at the market price of the Common Shares less a discount ranging between 0% and 5%, as determined in accordance with the DRIP Plan (which is referred to herein as the "Share Purchase – DRIP Plan"). Common Shares purchased under the DRIP Plan may, at the option of the Company, be directly issued by the Company or purchased by the Company's transfer agent in the open market using participants' funds.

17. Transactions with Related Parties

The Company provided asset and property management services to certain related entities for properties not owned by the Company. Fees received for providing such services were approximately $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company reimbursed its Chief Operating Officer for the actual operating costs (excluding acquisition costs) of operating his personal aircraft for himself and other employees on Company business. Amounts incurred were approximately $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company leases its corporate headquarters from an entity controlled by EQR's Chairman of the Board of Trustees. Amounts incurred for such office space for the years ended December 31, 2005, 2004 and 2003, respectively, were approximately $2.1 million, $1.9 million and $1.7 million. The Company believes these amounts equal market rates for such space.

The Company had the following additional non-continuing related party transaction. The Company leased space in an office building in Augusta, Georgia indirectly owned by one of EQR's former trustees since May 2003 and directly owned by an entity affiliated with the same EQR trustee from 1998 to 2003 (individual

	Payments Due by Year (in thousands)						
	2006	2007	2008	2009	2010	Thereafter	Total
Operating Leases:							
Minimum Rent Payments (a)	$ 5,920	$ 4,556	$ 4,404	$ 4,245	$ 3,725	$ 4,908	$ 27,758
Other Long-Term Liabilities:							
Deferred Compensation (b)	813	813	813	1,444	1,444	16,556	21,883

(a) Minimum basic rent due for various office space the Company leases and fixed base rent due on a ground lease for one property.
(b) Estimated payments to the Company's Chairman, two former CEO's and its chief operating officer based on planned retirement dates.

19. Asset Impairment

The Company recorded approximately $1.2 million of asset impairment charges related to its technology investments in the year ending December 31, 2003. These charges were the result of a review of the existing investments reflected on the consolidated balance sheet. These impairment losses are reflected on the consolidated statements of operations in total expenses and include the write-down of assets classified as other assets.

20. Reportable Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Senior management decides how resources are allocated and assesses performance on a monthly basis.

The Company's primary business is owning, managing, and operating multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents and includes Equity Corporate Housing ("ECH"). Senior management evaluates the performance of each of our apartment communities on an individual basis; however, each of our apartment communities has similar economic characteristics, residents, and products and services so they have been aggregated into one reportable segment. The Company's rental real estate segment comprises approximately 99.4%, 99.3% and 99.1% of total revenues from continuing operations for the years ended December 31, 2005, 2004 and 2003, respectively. The Company's rental real estate segment comprises approximately 99.8% of total assets at both December 31, 2005 and 2004.

The primary financial measure for the Company's rental real estate segment is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying statements of operations). The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The following table presents the NOI from our rental real estate specific to continuing operations for the years ended December 31, 2005, 2004 and 2003, respectively:

development partner for any losses incurred.

- The second development partner has the right, at any time following completion of a project subject to the agreement, to require the Company to purchase the partners' interest in that project at a mutually agreeable price. If the Company and the partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and its partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize its partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, the Company must purchase, at the agreed-upon price, any projects remaining unsold.

- The third development partner has the exclusive right for six months following stabilization, as defined, to market a subject project for sale. Thereafter, either the Company or its development partner may market a subject project for sale. If the Company's development partner proposes the sale, the Company may elect to purchase the project at the price proposed by its partner or defer the sale until two independent appraisers appraise the project. If the two appraised values vary by more than 5%, a third appraiser will be chosen to determine the fair market value of the property. Once a value has been determined, the Company may elect to purchase the property or authorize its development partner to sell the project at the agreed-upon value.

In addition, the Company has various deal-specific development agreements with partners, the overall terms of which are similar in nature to those described above.

The Company's guaranty of a credit enhancement agreement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project was terminated effective May 2, 2005 as the tax-exempt bonds were redeemed in full and the associated letter of credit was cancelled.

During the years ended December 31, 2005, 2004 and 2003, total operating lease payments incurred for office space, including a portion of real estate taxes, insurance, repairs and utilities, aggregated $6.1 million, $5.8 million and $5.7 million, respectively.

The Company has entered into a retirement benefits agreement with its Chairman of the Board of Trustees and deferred compensation agreements with its chief operating officer and two former chief executive officers. During the years ended December 31, 2005, 2004 and 2003, the Company recognized compensation expense of $2.2 million, $39,000 and $3.0 million, respectively, related to these agreements.

The following table summarizes the Company's contractual obligations for minimum rent payments under operating leases and deferred compensation for the next five years and thereafter as of December 31, 2005:

accompanying consolidated statements of operations.

On March 28, 2005, the Company and Bruce W. Duncan, the Company's former Chief Executive Officer ("CEO"), entered into an Amended and Restated Employment Agreement (as further amended effective June 30, 2005, the "Amendment") to reflect changes required in view of Mr. Duncan's retirement as CEO and trustee effective December 31, 2005. The Amendment also amended Mr. Duncan's Deferred Compensation Agreement entered into in January 2003. The Company recorded approximately $11.2 million of additional general and administrative expense during the year ended December 31, 2005, primarily related to accelerated vesting of share options and restricted/performance shares.

Effective February 28, 2005, the Company and Edward Geraghty, the President of the Company's Eastern Division, entered into a Separation Agreement and General Release reflecting Mr. Geraghty's resignation effective February 28, 2005. The Company recorded approximately $3.3 million of severance as additional general and administrative expense during the quarter ended March 31, 2005.

22. Quarterly Financial Data (Unaudited)

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All amounts have also been restated in accordance with the discontinued operations provisions of SFAS No 144. Amounts are in thousands, except for per share amounts.

2005	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (1)	$ 518,919	$ 495,488	$ 478,906	$ 461,624
Operating income (1)	126,305	126,878	135,239	123,522
Income from continuing operations (1)	30,665	9,287	29,892	82,618
Net gain on sales of discontinued operations (1)	194,602	254,178	108,171	140,704
Discontinued operations, net (1)	619	4,059	3,281	3,717
Net income *	225,886	267,524	141,344	227,039
Net income available to Common Shares	215,205	250,247	128,326	214,014
Earnings per share – basic:				
Net income available to Common Shares	$ 0.75	$ 0.87	$ 0.45	$ 0.75
Weighted average Common Shares outstanding	287,033	286,182	285,283	284,511
Earnings per share – diluted:				
Net income available to Common Shares	$ 0.74	$ 0.86	$ 0.44	$ 0.74
Weighted average Common Shares outstanding	312,408	311,564	309,979	308,576

(1) The amounts presented for the first three quarters of 2005 are not equal to the same amounts previously reported in the respective Form 10-Q's filed with the SEC for each period primarily as a result of changes in discontinued operations due to additional property sales which occurred throughout 2005 and the Company's reclassification of its net gain on sales of land parcels to be included as a separate component of income from continuing operations. Below is a reconciliation to the amounts previously reported in the respective Form 10-Q's:

	Year Ended December 31,		
	2005	2004	2003
	(Amounts in thousands)		
Rental income	$ 1,943,789	$ 1,742,028	$ 1,566,065
Property and maintenance expense	(544,495)	(477,605)	(422,212)
Real estate taxes and insurance expense	(224,400)	(205,173)	(170,181)
Property management expense	(84,307)	(77,093)	(70,051)
Net operating income	$ 1,090,587	$ 982,157	$ 903,621

The Company's fee and asset management activity is immaterial and does not meet the threshold requirements of a reportable segment as provided for in SFAS No. 131.

All revenues are from external customers and there is no customer who contributed 10% or more of the Company's total revenues during the three years ended December 31, 2005, 2004 or 2003.

21. Subsequent Events/Other

Subsequent to December 31, 2005 and through February 1, 2006, the Company:

- Acquired $148.7 million of apartment properties consisting of three properties and 705 units;
- Sold $230.2 million of apartment properties consisting of six properties and 1,681 units (excluding condominium units);
- Issued $400.0 million of ten and one-half year 5.375% fixed rate public notes, receiving net proceeds of $395.5 million and terminated six forward starting swaps designated to hedge the note issuance, receiving net proceeds of $10.7 million;
- Terminated its $600.0 million short-term revolving credit facility; and
- Repaid $13.0 million of mortgage loans.

During February 2006, the Company repurchased 719,800 of its Common Shares on the open market at an average price of $43.76 per share. The Company paid approximately $31.5 million for these shares. These Common Shares were repurchased to offset the issuance of 661,962 OP Units in connection with a property acquisition and to partially offset restricted shares granted in February 2006.

See also Note 3 for discussion of the redemption notices on the Series G and H Preference Interests.

On March 2, 2006, the Company announced that it has retained JP Morgan to assist in the possible sale of its Lexford housing division. As of March 2, 2006, the division is comprised of 299 properties consisting of 27,390 apartment units located in ten states and a property management business located in Columbus, Ohio. Exploration of a sale does not mandate that a sale or other transaction will follow. The Company's Board of Trustees has not approved any specific transaction.

During the year ended December 31, 2005, the Company received proceeds from technology and other investments of $82.1 million from the following:

- $25.0 million in full redemption of 1,000,000 shares of Wellsford 8.25% Convertible Trust Preferred Securities; and
- $57.1 million for its ownership interest in Rent.com in connection with the acquisition of Rent.com by eBay, Inc. The $57.1 million was recorded as interest and other income in the

2004	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (2)	$ 451,944	$ 448,251	$ 440,417	$ 413,212
Operating income (2)	126,633	112,902	127,337	123,594
Income from continuing operations (2)	27,894	21,394	40,341	28,150
Net gain on sales of discontinued operations (2)	116,272	58,448	72,224	71,499
Discontinued operations, net (2)	6,467	7,667	9,641	12,332
Net income *	150,633	87,509	122,206	111,981
Net income available to Common Shares	137,558	74,163	108,553	98,309
Earnings per share – basic:				
Net income available to Common Shares	$ 0.49	$ 0.26	$ 0.39	$ 0.35
Weighted average Common Shares outstanding	282,329	280,167	278,949	277,498
Earnings per share – diluted:				
Net income available to Common Shares	$ 0.48	$ 0.26	$ 0.39	$ 0.35
Weighted average Common Shares outstanding	306,841	304,028	302,201	301,781

(2) The amounts presented for the four quarters of 2004 are not equal to the same amounts previously reported in the respective Form 10-Q's/10-K filed with the SEC for each period primarily as a result of changes in discontinued operations due to additional property sales which occurred throughout 2005 and 2004 and the Company's reclassification of its net gain on sales of land parcels to be included as a separate component of income from continuing operations. Below is a reconciliation to the amounts previously reported in the respective Form 10-Q's/10-K:

2005	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues previously reported in Form 10-Q	$ 504,406	$ 499,503	$ 488,502
Total revenues subsequently reclassified to discontinued operations	(8,918)	(20,597)	(27,924)
Other	-	-	1,046
Total revenues disclosed in Form 10-K	$ 495,488	$ 478,906	$ 461,624
Operating income previously reported in Form 10-Q	$ 129,901	$ 140,974	$ 130,956
Operating income subsequently reclassified to discontinued operations	(3,023)	(6,125)	(8,673)
Other	-	390	1,239
Operating income disclosed in Form 10-K	$ 126,878	$ 135,239	$ 123,522
Income from continuing operations previously reported in Form 10-Q	$ 11,930	$ 35,431	$ 79,913
Income from continuing operations subsequently reclassified to discontinued operations	(2,643)	(5,927)	(7,856)
Reclassification of net gain on sales of land parcels	-	(2)	10,368
Other	-	390	193
Income from continuing operations disclosed in Form 10-K	$ 9,287	$ 29,892	$ 82,618
Net gain on sales of discontinued operations previously reported in Form 10-Q	$ 254,178	$ 108,559	$ 151,265
Reclassification of net gain on sales of land parcels	-	2	(10,368)
Other	-	(390)	(193)
Net gain on sales of discontinued operations disclosed in Form 10-K	$ 254,178	$ 108,171	$ 140,704
Discontinued operations, net previously reported in Form 10-Q	$ 1,416	$ (2,646)	$ (4,139)
Discontinued operations, net from properties sold subsequent to the respective reporting period	2,643	5,927	7,856
Discontinued operations, net disclosed in Form 10-K	$ 4,059	$ 3,281	$ 3,717

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited the accompanying consolidated balance sheets of Equity Residential (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for variable interest entities in 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Equity Residential's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 28, 2006, except for the fourth paragraph
of Note 21, for which the date is March 2, 2006.

2004	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues previously reported in Form 10-Q/10-K	$ 487,366	$ 483,481	$ 474,727	$ 443,927
Total revenues subsequently reclassified to discontinued operations	(36,012)	(35,808)	(34,750)	(31,227)
Other	590	578	440	512
Total revenues disclosed in Form 10-K	$ 451,944	$ 448,251	$ 440,417	$ 413,212
Operating income previously reported in Form 10-Q/10-K	$ 135,952	$ 121,612	$ 136,148	$ 132,973
Operating income subsequently reclassified to discontinued operations	(9,832)	(9,217)	(9,157)	(9,817)
Other	513	507	346	438
Operating income disclosed in Form 10-K	$ 126,633	$ 112,902	$ 127,337	$ 123,594
Income from continuing operations previously reported in Form 10-Q/10-K	$ 33,303	$ 26,185	$ 39,483	$ 36,305
Income from continuing operations subsequently reclassified to discontinued operations	(5,409)	(4,737)	(4,678)	(8,155)
Reclassification of net gain on sales of land parcels	-	(54)	5,536	-
Income from continuing operations disclosed in Form 10-Q/10-K	$ 27,894	$ 21,394	$ 40,341	$ 28,150
Net gain on sales of discontinued operations previously reported in Form 10-Q/10-K	$ 116,272	$ 58,394	$ 77,760	$ 71,499
Reclassification of net gain on sales of land parcels	-	54	(5,536)	-
Net gain on sales of discontinued operations disclosed in Form 10-K	$ 116,272	$ 58,448	$ 72,224	$ 71,499
Discontinued operations, net previously reported in Form 10-Q/10-K	$ 1,058	$ 2,930	$ 4,963	$ 4,177
Discontinued operations, net from properties sold subsequent to the respective reporting period	5,409	4,737	4,678	8,155
Discontinued operations, net disclosed in Form 10-K	$ 6,467	$ 7,667	$ 9,641	$ 12,332

* The Company did not have any extraordinary items or cumulative effect of change in accounting principle during the years ended December 31, 2005 and 2004. Therefore, income before extraordinary items and cumulative effect of change in accounting principle is not shown as it was equal to the net income amounts disclosed above.

(This page intentionally left blank.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Trustees and Shareholders
Equity Residential

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Equity Residential (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Equity Residential maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO Criteria. Also, in our opinion, Equity Residential maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity Residential as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 28, 2006, except for the fourth paragraph of Note 21, for which the date is March 2, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 28, 2006

At Equity Residential, everything is coming together—market demographics and our portfolio, our scale and efficiency, our people, plans and performance. All the pieces are in place to capitalize on new opportunities and deliver.





Echo Boomers Are Coming

Each year 3.5 to 4.0 million people turn 18, and the 18 to 29-year-old cohort has a 60% to 70% propensity to rent.

People Turning 18 Each Year (in millions)


3.95
3.70
3.45
3.20
98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16

Demand for Rental Housing


31%
34 Million
Renter
Households
69%
Owner
Households



71 Broadway–New York, New York





Eastbridge–Dallas, Texas







DEMOGRAPHICS AND DEMAND

Close to 34 million U.S. households—one third of the total—live in multifamily housing, and changing demographics are adding more people to the market every day. Each year for the next decade, approximately 4 million "echo boomers" will turn 18 and enter their prime renting years. The hundreds of thousands of immigrants entering the U.S. each year also are likely to rent their homes. Meanwhile, members of the baby boom generation are reaching retirement and seeking new housing alternatives, often in coastal areas where a large number of our communities are located. We're positioned to meet the demand.





PROPERTIES AND OPPORTUNITIES

Over the past four years, we have systematically reconfigured our portfolio, concentrating our assets in markets that offer the best opportunities for growth. We've focused on approximately 20 metropolitan areas along the nation's coasts and across the sunbelt—where high barriers to entry, combined with strong economic indicators and an attractive quality of life, limit supply and create strong, stable demand. Our core markets enjoy higher than average job growth and household formation—and higher than average rents. They are the markets where people want to live. And we're there for them.

Harbor Steps–Seattle, Washington

Longview–Waltham, Massachusetts

Grandeville at River Place–Orlando, Florida











We now have more than

5,200

apartments in the New York Metropolitan area, one of the best apartment markets in the country.


TRUMP PLACE



Concord Center–Concord, California

Trump Place–New York, New York

Clarendon Centre–Washington, DC

Today, our top 20 markets contribute close to 89% of our net operating income.

Since 2000, we have sold $5.9 billion in assets and exited smaller, second-tier markets. We have purchased $6.2 billion in larger, more attractive markets, concentrating our properties and our energies on the areas that promise higher, more stable returns.

Equity Residential Portfolio


Seattle/Tacoma 5.6%
Portland 1.7%
Minneapolis/
St. Paul 1.9%
New England 3.0%
(excluding Boston)
Boston 5.
Chicago 1.4%
NY Metro Area 7.4
San Francisco
Bay Area 4.6%
Denver 4.0%
Washington
DC Area
9.0%
Los Angeles Area 12.2%
Phoenix 4.6 %
Dallas/
Fort Worth 3.2%
Atlanta 4.9%
San Diego 3.3%
North Florida 2.2%
Orlando 4.4%
Houston 2.0%
Tampa/
Ft. Myers
1.7%
South Florida 6.2%
Conventional Property
Lexford Property

AS OF DECEMBER 31, 2005








Job Growth and Household Formations
Our core markets enjoy higher than average job growth and household formation.
2000–2005
2005–2010
JOB GROWTH
HOUSEHOLD FORMATION
JOB GROWTH
HOUSEHOLD FORMATION
1.4%
2.2%
5.1%
8.1%
6.6%
9.9%
6.3%
9.1%
National Average
Equity Residential Key Markets
Source: economy.com





The Olympus–Seattle, Washington

Portside Towers–Jersey City, New Jersey

CONSOLIDATION AND LOWER COSTS

In addition to improving revenues, concentrating our portfolio strengthens our operations. We've been able to consolidate our property management offices, streamline our organization and gain greater purchasing power. A centralized system for setting rental rates is helping to optimize revenues. It's easier to share best practices and key management information. Working together is working better than ever before.







95%

of our appliances are purchased direct from GE,® reducing product cost by 12%.









PURCHASING POWER

Consolidating our purchases of products like appliances, carpeting and maintenance supplies is helping to reduce costs by an estimated $12 million per year.

Fox Run–Seattle, Washington





SYSTEMS AND SERVICE

We're investing in technology to serve residents as they want to be served and improve our operations. We've made our website more informative and easier to use, while web-enabled systems make it easier to track service requests and repairs. A new enterprise-wide operating platform improves real-time reporting capabilities and provides custom dashboards for each layer of management. We're accelerating our performance.







3.5 million

More than 3.5 million people visited an Equity website in 2005. That's nearly 10,000 a day.




Bookmarks
Window
Help
Find Corporate Housing
Find Corporate Info
Programs We Offer
Careers
Contact Us
Search by State
Keyword Search
Advanced Search





89%

of the respondents to our engagement survey said *"We are proud to work at Equity."*







TRAINING
TOP 100







PEOPLE AND PROGRESS

Equity Residential has long understood the value of a strong, committed workforce, and we have the engagement scores to prove it. Our new mission statement reinforces common values. A stock ownership and profit sharing plan that extends to the property level assures that all employees share in our success. One of the top training and development programs in our own—or any—industry gives our employees the tools they need to achieve it.








Investment Return
(dollars in thousands, assumes dividend reinvestment)
$70
$60
$50
$40
$30
$20
$10
93 94 95 96 97 98 99 00 01 02 03 04 05

$10,000 invested in Equity Residential stock in 1993 was worth $64,000 on December 31, 2005.



PLANS AND PERFORMANCE

When strong markets converge with the right products, strategies, systems and people, we achieve exceptional results.

Riverhill–Grand Prairie, Texas   Carlyle Mill–Alexandria, Virginia

The Palms–Phoenix, Arizona

TO OUR SHAREHOLDERS

Everything is coming together, just as we planned.

13.4%

Our total annual return to investors, again surpassed the Dow Jones Industrial Average and the S&P 500.

It begins with one of the best markets we've had in years. Strong job growth has increased the demand for rental housing, while soaring single-family home prices have put home ownership out of reach for more people than at any time since the early 1990s. Demographic trends are also in our favor. Members of the large echo-boom generation are entering their prime renting years, and immigration is expanding the ranks of potential renters even more. And while demand is on the rise, the supply of apartments has not kept pace, as new construction has focused on for-sale developments and condominium conversions have removed rental properties from the market.

Our Strategies

We knew the market would improve and we prepared to make the most of it. Over the past six years, we dramatically reconfigured our portfolio to capitalize on the opportunities we have today. Since 2000, we have sold $5.9 billion in assets, typically in smaller, second-tier markets. We have acquired $6.2 billion in assets in about 20 core markets that share high barriers to entry, higher than average job growth, large renter populations and an attractive quality of life.

Shifting our capital into high barrier markets has strengthened virtually every aspect of our performance. Today, with close to 60% of our net operating income coming from properties in such markets as New York, Boston, Southern California and Florida—compared to just over 30% in 2000—we enjoy higher rental growth, higher occupancy and lower resident turnover. We have posted strong gains in our "same-store" performance, and our average rental rate now exceeds $1,000 per month.

We continued to reconfigure our portfolio in 2005. We sold 50 properties, which averaged 24 years in age, for a total price of $1.4 billion. We acquired 41 properties, which averaged seven years in age, for $2.5 billion. The purchases included our single largest acquisition ever—Trump Place, three high-rise apartment towers with 1,325 apartments on the Upper West Side of Manhattan. We now have more than 5,200 apartments in the New York metropolitan area, one of the best apartment markets in the country.

Our success at buying—and selling—properties rests on our reputation and our approach. Sellers often come to us "off market," without talking with other buyers, because we have the skills to handle complex transactions, and we're known for doing what we say we will. Both Trump Place and Harbor Steps in downtown Seattle, which we purchased for $217.3 million, were acquired in this way.

In buying and selling properties, our approach is opportunistic. We are not wedded to any property. Our goal is to maximize the return on invested capital. As conditions change, we adapt. For example, we and our joint venture partners contracted to purchase land for development in Tyson's Corner, Virginia for $30 million. In 2005, we sold it, still undeveloped, for $103 million, since at that price there was little incremental profit left to be gained by taking the construction risk.



In buying and selling properties, our approach is opportunistic. We are not wedded to any property. Our goal is to maximize the return on invested capital.

A key element in our strategy is converting selected properties to condominiums and selling the units at retail prices to individual purchasers. Since our condominium group was formed in 2001, we have become one of the nation's leading condominium converters, and the business continues to produce excellent results. In 2005, our condominium group, along with our joint venture partners, had its best year yet, and sold more than 2,200 condominiums for a total price of $593.3 million and a pre-tax profit of $100 million.

At the same time, we're taking a more active role in new development. Since 1998, we have developed $2.1 billion in assets, much of it through joint ventures. But over the past two years, we have built our own in-house development team to take greater control of the process—and a greater share of potential profits. In 2005, our in-house team was directly responsible for about one-third of the $300 million we invested in new developments.

Our Operations

We've combined strong markets and effective strategies with continuous improvements in our operations. As we've reconfigured our portfolio, we also have reconfigured our operations to make the most of our size, improve our efficiency and work as a single, unified organization. Under the leadership of Fred Tuomi, our newly appointed President of Property Management, we combined our four property management operating divisions into one. The centralization of our corporate purchasing staff in 2004 and the consolidation of our vendors in 2005 have reduced our annual costs by $12 million, with further savings expected. Standardizing our operations and applying our best practices across all of our assets have simplified training and maintenance and improved the delivery of our services.

New computer systems increase our ability to operate as a single enterprise. We are implementing a number of new systems that deliver better information, greater control of our operations, and a deeper understanding of our residents. A new enterprise-wide operating platform provides real-time information across our portfolio, with different dashboard-style instrument panels for each level of management. A new automated pricing system, which generates rents daily based on supply and demand forecasts, is expected to increase revenues by as much as two percent.

Technology has also improved our ability to attract and serve customers. It is clear that the internet is reshaping the way people shop for apartments, and we are capitalizing on this trend. We have enhanced our web-based marketing, including the addition of real-time pricing and apartment availability. The new features we've added to our website make it easier than ever to select and lease one of our apartments.

Our residents are as diverse as the markets we serve. We're devoting more attention to learning their needs—and answering them. Our Diversity Council has implemented a series of exercises aimed at building respect for diversity inside the organization and with residents. New market research has helped us identify key groups of residents—and build long-term relationships. Whether it's providing the concierge services that are common in urban markets or a staff that speaks their language, we are conducting business in the ways our residents expect.

Our People

We have the right strategies, the right tools and the right people. The 6,000 men and women across the country who make Equity Residential America's Choice for Apartment Living are the linchpin of our success. Our commitment is to provide them with the structure, training and support required to achieve their best—and help their company do the same. The introduction of a new mission statement in 2005 helped to clarify our objectives and our values. And rather than simply putting it on the shelf, as happens at many organizations, we have worked to put it into practice. By the end of the year, nine out of ten employees, at every level, said they had a good understanding of our vision and our values. Meanwhile, our employee engagement score of 79% was our highest ever at a time when most companies' scores declined.

Superior training contributes to superior morale and engagement. For the fifth year in a row we were identified as a "Top 100" company for workforce development from both *Training* magazine and the American Society of Training and Development. We conducted close to 35,000 student training sessions on subjects ranging from basic computer skills to management development. Our new *Flight* program provides advanced management and leadership development for property managers and maintenance supervisors, to ensure a consistent approach to doing business across our portfolio and help prepare the next generation of leaders.

We have the best team in the business. We'll continue to emphasize training and communications, working to ensure that every person recognizes the importance of his or her work to the organization.



Our focus on preparing leaders for increased responsibilities has proven its worth. When Bruce Duncan, our former President and Chief Executive Officer, retired last year, David Neithercut, who joined Equity in 1990 and formerly served as Chief Financial Officer and Executive Vice President-Corporate Strategy, took over without missing a beat. We thank Bruce for setting the stage for our winning performance today.

Our Performance

When strong markets converge with the right products, strategies, systems and people, we achieve exceptional results. Our performance in 2005 exceeded our expectations. Gains from property and condominium sales, as well as the sale of our interest in Rent.com, helped push our revenues from continuing operations to $1.95 billion, compared to $1.75 billion in 2004. Funds from Operations (FFO), one of the most commonly used measures of a real estate company's performance, was $2.52 per share in 2005, compared to $2.14 per share in 2004, even after accounting for $.04 per share in damages caused by the hurricanes that struck Florida during the year. We increased our dividend to an annualized rate of $1.77 per share, while rating agencies raised our investment-grade credit ratings by another notch. Once again our total returns surpassed major market indices, just as they have for the past three, five, and ten-year periods.

Total returns outperform major indices and provide positive returns through all cycles

Annualized total returns through December 31, 2005


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
1 Year
3 Year
5 Year
10 Year
Since IPO (8/93)
2.13
4.92
1.72
13.41
18.89
14.38
11.17
23.39
-1.75
.54
2.00
13.58
8.11
9.06
9.79
16.67
9.22
10.35
11.42
15.41
NASDAQ
S&P500
Dow Jones
Equity Residential
Source: Bloomberg

Our Future

The wind is at our back, and the course ahead is clear. There's still much work to be done, but we expect to find tremendous opportunities in the months and years ahead. We have the reach, the platform, the financial capacity, and the imagination required to move ahead with confidence.

We will continue to reposition our portfolio and increase our net operating income from high barrier-to-entry markets. We have announced plans to sell our remaining assets in the midwest, including our 299-property Lexford Division, and we will continue to sell other properties in smaller, secondary markets as well. We will continue to increase our concentration in more attractive markets along both coasts, including metropolitan New York, where we acquired 600 Washington, a 135-unit apartment property in Greenwich Village, in February 2006.

Condominium conversions and new development will remain key elements of our strategy. The condominium market will continue to present attractive opportunities, as first time home buyers are priced out of the single-family home market and retiring baby boomers look to acquire second homes in attractive areas or move from suburban homes into cities. In addition to converting our own properties, we will buy selected properties with the goal of converting them. Our development activities—both joint ventures and our own efforts—will increase. While we won't get there overnight, our long-term goal is to have more than $1 billion under development at any given time.

We have the reach, the platform, the financial capacity and the imagination required to move ahead with confidence.


CHOICE FOR
APARTMENT LIVING by
being uncompromising
in delivering on our
commitments
customers,
and

We will continue to refine our operations. We'll complete the implementation of the new systems that are already having a positive impact on our performance. As our portfolio continues to change, we'll continue to reshape our organization by consolidating our offices and support activities.

We have the best team in the business. We will make it even better. We'll continue to emphasize training and communications, working to ensure that every person recognizes the importance of his or her work to the organization as a whole. New, standardized hiring programs will help assure that every new employee understands—and strengthens—our capabilities and culture.

All of the pieces are in place to achieve new growth and create more value for our shareholders, employees and residents. Now, we are going to make it happen. Just as this enterprise always has, we will deliver.

Samuel Zell
Chairman of the Board of Trustees

David J. Neithercut
President and Chief Executive Officer

SELECTED FINANCIAL DATA

(Financial information in thousands except for per share and property data)

Year Ended December 31,	2005	2004	2003	2002	2001
Operating Data:					
Total revenues from continuing operations	$ 1,954,937	$ 1,753,824	$ 1,581,021	$ 1,558,622	$ 1,589,764
Interest and other income	$ 68,517	$ 8,957	$ 15,512	$ 14,624	$ 21,774
Income from continuing operations	$ 152,462	$ 117,779	$ 123,294	$ 149,421	$ 203,192
Net gain on sales of discontinued operations	$ 697,655	$ 318,443	$ 310,706	$ 104,296	$ 148,906
Discontinued operations, net	$ 11,676	$ 36,107	$ 89,311	$ 147,060	$ 104,580
Net income	$ 861,793	$ 472,329	$ 523,311	$ 400,777	$ 455,408
Net income available to Common Shares	$ 807,792	$ 418,583	$ 426,639	$ 324,162	$ 362,580
Earnings per share – basic:					
Income from continuing operations available to Common Shares	$ 0.51	$ 0.32	$ 0.21	$ 0.34	$ 0.49
Net income available to Common Shares	$ 2.83	$ 1.50	$ 1.57	$ 1.19	$ 1.36
Weighted average Common Shares outstanding	285,760	279,744	272,337	271,974	267,349
Earnings per share – diluted:					
Income from continuing operations available to Common Shares	$ 0.51	$ 0.31	$ 0.21	$ 0.33	$ 0.48
Net income available to Common Shares	$ 2.79	$ 1.48	$ 1.55	$ 1.18	$ 1.34
Weighted average Common Shares outstanding	310,785	303,871	297,041	297,969	295,213
Distributions declared per Common Share outstanding	$ 1.74	$ 1.73	$ 1.73	$ 1.73	$ 1.68
Balance Sheet Data (at end of period):					
Real estate, before accumulated depreciation	$ 16,590,370	$ 14,852,621	$ 12,874,379	$ 13,046,263	$ 13,016,183
Real estate, after accumulated depreciation	$ 13,702,230	$ 12,252,794	$ 10,578,366	$ 10,934,246	$ 11,297,338
Total assets	$ 14,098,945	$ 12,645,275	$ 11,466,893	$ 11,810,917	$ 12,235,625
Total debt	$ 7,591,073	$ 6,459,806	$ 5,360,489	$ 5,523,699	$ 5,742,758
Minority Interests	$ 422,183	$ 535,582	$ 600,929	$ 611,303	$ 635,822
Shareholders' equity	$ 5,395,340	$ 5,072,528	$ 5,015,441	$ 5,197,123	$ 5,413,950
Other Data:					
Total properties (at end of period)	926	939	968	1,039	1,076
Total apartment units (at end of period)	197,404	200,149	207,506	223,591	224,801
Funds from operations available to Common Shares and OP Units - basic[1][2]	$ 784,625	$ 651,741	$ 640,390	$ 719,265	$ 706,294
Cash flow provided by (used for):					
Operating activities	$ 714,291	$ 717,750	$ 744,319	$ 888,263	$ 889,668
Investing activities	$ (607,961)	$ (565,968)	$ 334,028	$ (48,622)	$ 57,429
Financing activities	$ (101,007)	$ (117,856)	$ (1,058,643)	$ (861,369)	$ (919,266)

(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property. See Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of net income to FFO.

(2) The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company, because it is a recognized measure of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO in and of itself does not represent net income or net cash flows from operating activities in accordance with GAAP. Therefore, FFO should not be exclusively considered as an alternative to net income or to net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

CORPORATE DATA

Board of Trustees

Samuel Zell (5)
Chairman of the Board
Equity Residential
Chairman of the Board
Equity Group Investments, L.L.C.

David J. Neithercut (5)
President, Chief Executive Officer
Equity Residential

John W. Alexander (3, 4)
President, Mallard Creek Capital Partners

Charles L. Atwood (2)
Director and Chief Financial Officer
Harrah's Entertainment, Inc.

Stephen O. Evans (4, 5)
President, Evans Realty Associates

James D. Harper Jr. (2, 3)
President, JDH Realty

Boone A. Knox (2, 3, 5)
Chairman of the Board, Regions Bank

Desiree G. Rogers (2, 4)
President, Peoples Gas and North Shore Gas

Sheli Z. Rosenberg (1, 3, 4)
Co-Founder and President of The Center for Executive Women at Northwestern University's Kellogg School of Management

Gerald A. Spector
Executive Vice President,
Chief Operating Officer
Equity Residential

B. Joseph White (2, 4)
President, The University of Illinois

1 Lead Trustee
2 Audit Committee
3 Compensation Committee
4 Corporate Governance Committee
5 Executive Committee

Corporate Office

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 312.474.1300
www.equityresidential.com

Our Guidelines on Governance, Code of Ethics and Business Conduct and Committee Charters are available in the Investor Information section of our website at www.equityresidential.com.

Executive Officers

David J. Neithercut
President, Chief Executive Officer

Gerald A. Spector
Executive Vice President,
Chief Operating Officer

Alan W. George
Executive Vice President,
Chief Investment Officer

Donna Brandin
Executive Vice President,
Chief Financial Officer

Gregory H. Smith
Executive Vice President–Portfolio Management

Bruce C. Strohm
Executive Vice President,
General Counsel and Secretary

Mark N. Tennison
Executive Vice President–Development

Frederick C. Tuomi
Executive Vice President,
President–Property Management

John Powers
Executive Vice President–
Human Resources

Auditors

Ernst & Young LLP
Chicago, Illinois

Transfer Agent

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of your new address or change of name. Write to them directly at the following address:

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Or call, 1.800.733.5001
www.computershare.com/equiserve

Shareholders

There were approximately 4,600 record holders of Equity Residential common shares on February 3, 2006. The number of outstanding common shares as of February 3, 2006 was 290,425,148.

Form 10-K Availability

Requests for Equity Residential's Form 10-K filed with the Securities and Exchange Commission (SEC) and any other inquiries from individuals and institutional investors should be directed to:

Martin J. McKenna
Assistant Vice President–Investor and Public Relations
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 1.888.879.6356
Email: InvestorRelations@eqrworld.com

The SEC also maintains a website that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The website address is: http://www.sec.gov.

Equity Residential has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2005 filed with the SEC certificates of Equity Residential's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. Equity Residential's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying that he is not aware of any violations by Equity Residential of the NYSE corporate governance listing standards.

Common Share Market Prices and Dividends

Equity Residential's common shares are listed on the New York Stock Exchange (NYSE), ticker symbol EQR. The high, low and closing sales prices on the NYSE and the distributions paid for the past two years were as follows:

2005	High	Low	Close	Dividend Paid
Fourth Quarter	$42.17	$35.52	$39.12	$0.4425
Third Quarter	$40.74	$36.35	$37.85	$0.4325
Second Quarter	$37.57	$31.50	$36.82	$0.4325
First Quarter	$36.37	$30.70	$32.21	$0.4325

2004	High	Low	Close	Dividend Paid
Fourth Quarter	$36.75	$30.86	$36.18	$0.4325
Third Quarter	$33.21	$28.74	$31.00	$0.4325
Second Quarter	$31.11	$26.65	$29.73	$0.4325
First Quarter	$31.10	$28.31	$29.85	$0.4325

Dividend Reinvestment and Share Purchase Plan

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the plan prospectus and enrollment form, please call the Plan Administrator, Computershare, at 1.800.337.5666.








Longview Place



EQUITY RESIDENTIAL

Two North Riverside Plaza
Chicago, Illinois 60606

312.474.1300

www.equityresidential.com





